FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of Notice of the 140th Ordinary General Meeting of Shareholders
2.	Press release dated June 23, 2009 regarding executive changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date June 30, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(Translation)

Hitachi, Ltd.

6-6, Marunouchi 1-chome

Chiyoda-ku, Tokyo

May 26, 2009

Notice of the 140th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 140th Ordinary General Meeting of Shareholders of Hitachi, Ltd. (local code: 6501; the “Company”) to be held as follows:

In the event you are not able to attend, it is requested that you review the Reference Documentation for Ordinary General Meeting of Shareholders on pages 3 through 13 and exercise your voting rights by 5 p.m. of June 22, 2009 (Monday), as it is possible to exercise your voting rights in writing, via the Internet or by other means.

1. Date	Tuesday, June 23, 2009 at 10:00 a.m.

2. Location	Mielparque Hall

5-20, Shiba-Koen 2-chome, Minato-ku, Tokyo

3. Agenda

Reporting Matter

Report on the Business Report, Financial Statements, and Consolidated Financial Statements for the 140th Business Term (from April 1, 2008 to March 31, 2009), and the results of the audit on the Consolidated Financial Statements by the Accounting Auditors and the Audit Committee

Matters to Be Resolved

Item No. 1	Reduction of reserves

Item No. 2	Amendment to the Articles of Incorporation

Item No. 3	Election of 12 Directors due to expiration of the term of office of all Directors

Business Report, Financial Statements, Consolidated Financial Statements and the audit report thereof are stated in “Report on the 140th Business Term.”

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4. Matters Concerning Exercise of Voting Rights

(1)	Should no indication is made of whether you approve or disapprove the agenda item in exercising your voting rights in writing, you will be deemed to have approved.

(2)	Should you exercise your voting rights via the Internet, your vote via the Internet will be deemed to be the official indication of your intent, even if you mail your voting form.

(3)	You may appoint only one proxy who exercises your voting rights on your behalf; provided, however, that such proxy must be a shareholder of the Company entitled to vote. In so doing, a document certifying the power of representation is required to be submitted to the Company.

Very truly yours,

Takashi Kawamura
Chairman, President and Chief Executive Officer

When attending the Ordinary General Meeting of Shareholders, you are requested to submit the enclosed voting right card at the reception desk.

In the event the Business Report, Financial Statements, Consolidated Financial Statements or Reference Documents for the Ordinary General Meeting of Shareholders need to be modified in the period from the dispatch of this notice to the preceding day of the general meeting, the Company will post such modification on its website (http://www.hitachi.co.jp/).

The “Notice of the 140th Ordinary General Meeting of Shareholders” and “Report on the 140th Business Term” are posted on the Company’s website.

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Reference Documentation

Item No. 1      Reduction of reserves

In order to enable the timely implementation of capital strategy in the future, it is proposed that the capital reserve and the earned surplus reserve be reduced in amounts as follows and that the reduced amounts be allocated to “other capital surplus” and “other retained earnings”, respectively, pursuant to Article 448, Paragraph 1 of the Companies Act.

1.	Amount of reduction of reserves

(1) Capital reserve	270,763,047,887 yen

(2) Earned surplus reserve	70,438,513,591 yen

2.	Effective date of the reduction of reserves

July 31, 2009

Item No. 2      Amendment to the Articles of Incorporation

1. Reasons for amendment

The Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Rationalizing of the Settlement for Trades of Stocks and Other Securities (Law No. 88 of 2004; hereinafter referred to as “Settlement Rationalizing Act”) having gone into effect on January 5, 2009, the Board of Directors proposes the following amendments in the Articles of Incorporation.

(1)	The stipulation in the Articles of Incorporation concerning the issuance of stock certificates is deemed to have been abolished pursuant to Article 6 Paragraph 1 of the Supplementary Provisions of the Settlement Rationalizing Act as of January 5, 2009, when said Act went into effect. Hence, the corresponding stipulation shall be deleted. (Article 7 in the present Articles of Incorporation)

(2)	The stipulation premised on the existence of share certificates shall be deleted (Article 8 Paragraph 2 in the present Articles of Incorporation).

(3)	The reference to “beneficial shareholder” shall be deleted (Article 9 in the present Articles of Incorporation) in accordance with the abolition of the Act on Custody and Transfer of Share Certificates, etc. (Act No. 30 of 1984).

(4)	In accordance with the deletion of Article 7 in the present Articles of Incorporation, the present Article 8 and other articles thereafter shall each be moved up in number by one.

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2. Details of Amendment

(Underlined sections will be amended.)

Present Articles of Incorporation	Proposed Amendment
Article 7. [Delete]	(Delete)

Article 8. (Number of shares per one unit, etc.)

The number of shares per one unit of shares of the Company shall be 1,000 shares.

The Company shall not issue a share certificate for less-than-one-unit shares.

Article 7. (Number of shares per one unit) The number of shares per one unit of shares of the Company shall be 1,000 shares.

Article 9. (Rights regarding less-than-one-unit shares)

Any shareholder (including beneficial shareholder; the same applies hereafter), who holds less-than-one-unit shares of the Company, shall have no right to exercise other than those stipulated below regarding such less-than-one-unit shares.

1.      Rights listed in items of Article 189, paragraph 2 of the Companies Act;

2.      Rights to receive allotment of share offering to shareholders and allotment of stock acquisition rights; and

3.      Rights specified in these Articles of Incorporation

Any less-than-one-unit shareholder of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.

Article 8. (Rights regarding less-than-one-unit shares)

Any shareholder, who holds less-than-one-unit shares of the Company, shall have no right to exercise other than those stipulated below regarding such less-than-one-unit shares.

1.      Rights listed in items of Article 189, paragraph 2 of the Companies Act;

2.      Rights to receive allotment of share offering to shareholders and allotment of stock acquisition rights; and

3.      Rights specified in these Articles of Incorporation

Any less-than-one-unit shareholder of the Company shall be entitled to request the Company to sell the number of shares that will, together with such less-than-one-unit shares, constitute a full unit of shares.

Article 10. - Article 33. (Text omitted)	Article 9. - Article 32. (Text omitted)

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Item No. 3      Election of 12 Directors due to expiration of the term of office of all Directors

Due to expiration at the close of this Meeting of the term of office of all the present Directors, it is proposed that 12 Directors be elected. The nominees are as follows:

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership
1	Tadamichi Sakiyama	Director, Hitachi, Ltd.	4/1964 Joined Hitachi, Ltd.	Shares
	(Jun. 13, 1941)	(Standing Member (Chair) of Audit Committee)	6/1994 General Manager of Accounting Department
4/1999 General Manager of Internal Auditing Office
6/2001 Board Director, Senior Vice President, Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction Machinery”)
			4/2003 Executive Vice President and Representative Director, Hitachi Construction Machinery	28,000
6/2003 Representative Executive Officer, Executive Vice President, Executive Officer and Director, Hitachi Construction Machinery
4/2006 Director, Hitachi Construction Machinery
6/2006 Director, Hitachi, Ltd. (currently in office)

[Reasons for selection as director nominee]

Mr. Sakiyama has rich experience and a proven performance record, having been involved in accounting, financial affairs, management auditing and other fields at the Company and a Group Company. Mr. Sakiyama was selected as a director nominee, since he can be expected to reinforce the supervisory function of the Board of Directors by supervising the execution of duties by Executive Officers and others based on his rich experience and performance record.

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No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership
2	Takashi Kawamura (Dec. 19, 1939)	Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.	4/1962 Joined Hitachi, Ltd. 6/1995 Director	Shares
			6/1997 Executive Managing Director
			4/1999 Executive Vice President and Representative Director
			4/2003 Director
			6/2003 Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.
			6/2005 Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (current Hitachi Plant Technologies, Ltd.) (currently in office)	68,000
			6/2006 Chairman of the Board, Hitachi Software Engineering Co., Ltd. (resigned from office in June 2007)
			6/2007 Chairman of the Board, Hitachi Maxell, Ltd. (currently in office)
			4/2009 Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd. (currently in office)

[Reason for selection as director nominee]

Mr. Kawamura has rich experience and a proven performance record, having been involved in business management in a broad range of fields, including power systems and software, both at the Company and at Group companies. He has been involved in the management of the Company since April 2009 as Chairman, President and Chief Executive Officer. Mr. Kawamura was selected as a director nominee, since he can be expected to draw on his rich experience and performance record to promote information sharing and reinforce the decision-making function of the Board of Directors by becoming a member of the Board.

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No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership
3	Michiharu Nakamura (Sep. 9, 1942)	Director, Hitachi, Ltd. (Standing Member of Audit Committee)

4/1967      Joined Hitachi, Ltd.

8/1992      General Manager of Central Research Laboratory

4/2001      General Manager of Research and Development Group

6/2003      Senior Vice President and Executive Officer

4/2004      Representative Executive Officer, Executive Vice President and Executive Officer

4/2007      Fellow

6/2008      Director (currently in office)

Shares 73,000

[Reason for selection as director nominee]

Mr. Nakamura has rich experience and a proven performance record in the areas of new business development and research & development, having led and supervised the research & development department of the Company for many years. Mr. Nakamura was selected as a director nominee, since he can be expected to draw on his rich experience and performance record to reinforce supervisory function of the Board of Directors by supervising the execution of duties by Executive Officers and others.

4	Takashi Miyoshi (Sep. 25, 1947)	Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi, Ltd.

4/1970      Joined Hitachi, Ltd.

4/2003      General Manager, Finance

6/2003      Executive Officer

4/2004      Senior Vice President and Executive Officer

6/2004      Senior Vice President, Executive Officer and Director

4/2006      Representative Executive Officer, Executive Vice President and Executive Officer and Director

4/2007      Director

6/2007      Chairman of the Board, Hitachi Global Storage Technologies, Inc.

4/2008      Executive Vice President and Executive Officer, Hitachi Systems & Services, Ltd.

6/2008      Director, Representative Executive Officer, President and Chief Executive Officer, Hitachi Systems & Services, Ltd.

4/2009      Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi, Ltd. (currently in office)

44,000

[Reason for selection as director nominee]

Mr. Miyoshi has rich experience and a proven performance record, having been involved in operations and management in such areas as accounting and financial affairs at the Company and Group companies. He has been executing duties as the Executive Vice President of the Company since April 2009. Mr. Miyoshi was selected as a director nominee, since he can be expected to draw on his rich experience and performance record to perform duties from a wide perspective, ranging from supervision to execution of duties, by becoming a member of the Board.

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No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership
5	Yoshie Ota (Sep. 1, 1942)	Director, Hitachi, Ltd. (Member of Nominating Committee and Audit Committee) Advisor, Japan Institute of Workers’ Evolution

4/1966      Joined Ministry of Labour

12/1991    Vice Governor of Ishikawa Prefecture

7/1994      Director-General, Minister’s Secretariat, Ministry of Labour

6/1995      Director-General, Women’s Bureau, Ministry of Labour

7/1998      Chairman, Japan Institute of Workers’ Evolution

7/2005      Advisor, Japan Institute of Workers’ Evolution (currently in office)

                  Representative Director, Kabushiki Kaisha Kokusai Kenshu Service (Retired in October 2007)

6/2007      Director, Hitachi, Ltd. (currently in office)

				Shares 8,000

[Reason for selection as outside director nominee]

Ms. Ota was selected as an outside director nominee, since she can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on her diverse experience and insight in such areas as public administration.

It has been two years since she assumed office as the Company’s outside Director.

6	Mitsuo Ohashi (Jan. 18, 1936)	Director, Hitachi, Ltd. (Member of Nominating Committee) Chairman of the Board, Showa Denko K.K. (“Showa Denko”)	3/1959 Joined the Mitsui Bank Limited 12/1961 Joined Showa Denko 3/1989 Director, Showa Denko 3/1993 Managing Director, Showa Denko 3/1995 Senior Managing Director, Showa Denko 3/1997 President (CEO) and Representative Director, Showa Denko 1/2005 Chairman of the Board of Directors and Representative Director, Showa Denko 3/2007 Chairman of the Board, Showa Denko (currently in office) 6/2007 Director, Hitachi, Ltd. (currently in office)	9,000

[Reason for selection as outside director nominee]

Mr. Ohashi was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as the top executive of a major global company.

It has been two years since he assumed office as the Company’s outside Director.

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No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership
7	Akihiko Nomiyama (Jun. 15, 1934)	Director, Hitachi, Ltd. (Member of Audit Committee and Compensation Committee) Special Advisor, NIPPON MINING HOLDINGS, INC. (“NMH”)

4/1957      Joined NIPPON MINING CO., LTD.

6/1984      Director, NIPPON MINING CO., LTD.

6/1989      Managing Director

12/1992    Managing Director, NIKKO KYODO CO., LTD.

12/1993    Managing Director, JAPAN ENERGY CORPORATION (“JEC”)

6/1994      Senior Managing Director, JEC

6/1996      President and CEO and Representative Director, JEC

6/2000      Chairman of the Board, President and CEO and Representative Director, JEC

4/2002      Chairman of the Board and Representative Director, JEC

9/2002      President and CEO and Representative Director, NMH

6/2003      Chairman of the Board and Representative Director, NMH

6/2006      Special Advisor, NMH (currently in office)

6/2007      Director, Hitachi, Ltd. (currently in office)

Shares 4,000

[Reason for selection as outside director nominee]

Mr. Nomiyama was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as the top executive of a major global company.

It has been two years since he assumed office as the Company’s outside Director.

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No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership
8	Kenji Miyahara (Nov. 5, 1935)	Director, Hitachi, Ltd. (Member of Audit Committee and Compensation Committee) Senior Advisor, Sumitomo Corporation

4/1958      Joined Sumitomo Corporation

6/1986      Director, Sumitomo Corporation

6/1990      Managing Director, Sumitomo Corporation

6/1993      Senior Managing Director and Representative Director, Sumitomo Corporation

6/1995      Executive Vice President and Representative Director, Sumitomo Corporation

6/1996      President and Chief Executive Officer and Representative Director, Sumitomo Corporation

6/2001      Chairman of the Board and Representative Director, Sumitomo Corporation

6/2007      Senior Advisor, Sumitomo Corporation (currently in office)

                 Director, Hitachi, Ltd. (currently in office)

Shares 4,000

[Reason for selection as outside director nominee]

Mr. Miyahara was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as the top executive of a major global company.

It has been two years since he assumed office as the Company’s outside Director.

*  NEC Corporation (“NEC”), where Mr. Kenji Miyahara is serving as an outside director, announced on September 21, 2007, that it was not able to complete the additional analysis on revenue recognition, which was required of NEC in the course of an audit of the consolidated financial statements for fiscal 2005, and is consequently not able to submit the annual report on said fiscal year and subsequent fiscal years to the U.S. Securities and Exchange Commission (the “SEC”). NEC entered into a settlement agreement with the SEC on this matter in June 2008, and the SEC issued an order stipulating that (i) NEC shall cease and desist in the future from violating the relevant U.S. laws and regulations, which the SEC found that NEC had violated, and (ii) the registration in the United States of securities issued by NEC shall be revoked. Mr. Miyahara, who is regularly expressing his views at NEC’s Board of Directors meetings from such perspectives as ensuring the appropriateness of financial reporting, reinforcing compliance structures, including information disclosure, and reinforcing the risk management structure, deliberated on measures to be taken, information disclosure policies, and other matters upon receipt of reports on the subsequent status of the situation and the like, and made various recommendations, expressed his views, and otherwise provided input for the further enhancement of NEC’s internal control system.

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No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership
9	Tohru Motobayashi (Jan. 5, 1938)	Director, Hitachi, Ltd. (Member of Nominating Committee and Compensation Committee) Attorney at Law

4/1963      Member of the Tokyo Bar Association

7/1971      Partner, Mori Sogo Law Offices

4/2002      President of the Japan Federation of Bar Associations (Retired in March 2004)

6/2006      Director, Hitachi, Ltd. (currently in office)

4/2008      Partner, Ihara and Motobayashi (currently in office)

				Shares 26,750

[Reason for selection as outside director nominee]

Mr. Motobayashi was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as a legal expert.

Although Mr. Motobayashi has not been involved in the management of companies in the past outside of his capacities as an outside director, the Company has determined that he will be able to perform his duties as an outside director appropriately, since he is well versed in the practical applications of business law, including corporate governance and the establishment of compliance structures.

It has been three years since he assumed office as the Company’s outside Director.

10	Takeo Ueno (Feb. 9, 1942)	Director, Hitachi, Ltd. Senior Adviser, Hitachi Via Mechanics, Ltd.	4/1964 Joined Hitachi, Ltd. 5/1995 General Manager, Materials Department 4/2000 Deputy General Manager, Sales Management Division 6/2001 President and Representative Director, Hitachi Via Mechanics, Ltd. 6/2007 Senior Adviser, Hitachi Via Mechanics, Ltd. (currently in office) Director, Hitachi, Ltd. (currently in office)	41,000

[Reason for selection as director nominee]

Mr. Ueno has rich experience and a proven performance record, having been involved in operations and management in such areas as procurement and sales at the Company and its affiliates. Mr. Ueno was selected as a director nominee, since he can be expected to reinforce the decision-making and supervisory functions of the Board of Directors by participating in the determination of consolidated business management policies and the supervision of the execution of duties by Executive Officers, based on his experience and performance record.

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No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Principal Position Outside the Company	Brief Biography	Share Ownership
11	Shungo Dazai (Jan. 20, 1939)	Director, Hitachi, Ltd. Chairman of the Board, Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction Machinery”)

4/1961      Joined Hitachi, Ltd.

10/1970    Joined Hitachi Construction Machinery

6/1995      Director, Hitachi Construction Machinery

6/1997      Executive Managing Director, Hitachi Construction Machinery

6/1999      Senior Vice President, Hitachi Construction Machinery

4/2003      Representative Director, President and Chief Executive Officer, Hitachi Construction Machinery

6/2003      Representative Executive Officer, President, Chief Executive Officer and Director, Hitachi Construction Machinery

4/2006      Chairman of the Board and Representative Executive Officer, Hitachi Construction Machinery

4/2008      Chairman of the Board, Hitachi Construction Machinery (currently in office)

6/2008      Director, Hitachi, Ltd. (currently in office)

				Shares 14,150

[Reason for selection as director nominee]

Mr. Dazai has rich experience and a proven performance record in corporate management, having been involved in the management of a Group company for many years. Mr. Dazai was selected as a director nominee, since he can be expected to reinforce the decision-making and supervisory functions of the Board of Directors by participating in the determination of consolidated business management policies and the supervision of the execution of duties by Executive Officers, based on his experience and performance record.

12	Michihiro Honda (Oct. 13, 1942)	Director, Hitachi, Ltd. Chairman of the Board, Hitachi Metals, Ltd. (“Hitachi Metals”)	4/1965 Joined Hitachi Metals 6/1995 Member of the Board of Directors, Hitachi Metals 6/1999 Executive Managing Director and Representative Director, Hitachi Metals 6/2000 President and Representative Director, Hitachi Metals 6/2003 Representative Executive Officer, President, Chief Executive Officer and Director, Hitachi Metals 6/2006 Chairman of the Board, Hitachi Metals (currently in office) 6/2007 Director, Hitachi, Ltd. (currently in office)	16,000

[Reason for selection as director nominee]

Mr. Honda has rich experience and a proven performance record in corporate management, having been involved in the management of a Group company for many years. Mr. Honda was selected as a director nominee, since he can be expected to reinforce the decision-making and supervisory functions of the Board of Directors by participating in the determination of consolidated business management policies and the supervision of the execution of duties by Executive Officers, based on his experience and performance record.

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Notes:	1.	Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi are nominees who fulfill the qualification requirements to be outside director nominees as provided for in Article 2, Paragraph 3-7 of the Enforcement Regulations of the Companies Act.

	2.	The Company has a limited liability agreement (hereinafter referred to as “Agreement”) stipulated in Article 427, Paragraph 1 of the Companies Act with Ms. Yoshie Ota and Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi. The general intent of the Agreement is to limit the liability of outside Directors to the aggregate amount of the sums stipulated in each item under Article 425, Paragraph 1 of the Companies Act, and the Agreement will be extended should the aforementioned individuals be reappointed at this Meeting.

	3.	In the event this agenda is approved, the membership and the chair of the committees are expected to be as follows:

Nominating Committee	Takashi Kawamura (Chair), Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi

Audit Committee	Tadamichi Sakiyama (Chair), Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Michiharu Nakamura

Compensation Committee	Takashi Kawamura (Chair), Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi

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(Translation)

Report on the 140th Business Term

(For the period from April 1, 2008 to March 31, 2009)

Hitachi, Ltd.

1. Business Report (from April 1, 2008 to March 31, 2009)

(1) Business Overview and Results of Hitachi Group

Business Results

The Japanese and other major economies deteriorated rapidly during the second half of the period under review as a result of the drastic appreciation of the yen and the sharp downswing of the stock market caused by the global financial crisis originating from the subprime loan problem in the United States, with the repercussions thereof leading to such effects on the real economy as cutbacks in capital expenditure and a decrease in exports.

In this harsh economic environment, a significant downturn in business performance forced the Company to post a large loss in spite of its efforts to improve the operational efficiency of its businesses, due mainly to the rapid decline in demand in the automotive products and the industrial products sectors, an increase in business structure reform-related expenses primarily in the flat-panel television business, and an increase in equity method loss relating to a semi-conductor-related company. The Company intends to continue to devote its efforts to an early improvement of its performance in order to meet shareholder expectations.

The revenues for the year ended March 31, 2009 decreased by 11% from the preceding fiscal year to JPY10,000.3 billion. Operating income decreased by 63% from the preceding fiscal year to JPY127.1 billion, in spite of the continued solid performance in the Information & Telecommunication Systems segment, mainly as a result of a significant decline in performance in the Power & Industrial Systems and the High Functional Materials & Components segments, in addition to the posting of a loss by the Digital Media & Consumer Products segment again this year following the previous year. Net loss for the year ended March 31, 2009 was JPY787.3 billion, due mainly to an impairment loss resulting from the overall revaluation of deferred tax assets conducted in order to address the risk of future increase in tax expenses, in addition to expenses related to business structural reform.

Regrettably, a decision has been made to forego the payment of year-end dividends to our shareholders.

The Company received a reprimand from the authorities due to violations of the Antimonopoly Act relating to biddings held by the Tokyo Metropolitan Government and the City of Sapporo. Further, Hitachi Appliances, Inc., a subsidiary, received an elimination order from the Japan Fair Trade Commission in April 2009 with regard to contents of brochures and other materials concerning refrigerators. The Hitachi Group sincerely apologizes for the tremendous anxieties that it has caused the shareholders. The Group intends to enforce compliance thoroughly and make utmost efforts to prevent recurrences.

Measures Taken

In order to address the current difficult business climate, such efforts are being made as the strengthening of MONOZUKURI (designing, manufacturing and repairing products) capabilities, promotion of operation reform utilizing IT, and thorough enforcement of cost reduction, as well as the promotion of continual business structural reform aimed at achieving a strong management culture.

In order to promote the selection and concentration of product lines and the realization of more rapid business operations in the consumer business, centered around flat-panel TV, and the automotive products business, both of which are in a particularly difficult operating environment, a decision was made to split off each of the two business segments from the Company as an independent company as of July 2009.

Further, Takashi Kawamura assumed office as Chairman, President and Chief Executive Officer as of April 1, 2009. Efforts will be made for prompt improvement in business performance and earning power, under the new management.

Business Results by Industry Segment

[Information & Telecommunication Systems]

In spite of the decrease in revenues, operating income increased significantly from the preceding fiscal year, due primarily to the expansion of the service businesses and improved profitability in the hard disk drive business.

[Electronic Devices]

Both revenues and operating income fell from the preceding fiscal year, due mainly to a decline in the performance of the semiconductor manufacturing equipment business and the liquid crystal display business.

[Power & Industrial Systems]

Revenues decreased from the preceding fiscal year, due mainly to a decline in the performance of automotive equipment systems and Hitachi Construction Machinery Co., Ltd., in spite of the continued healthy performance mainly of thermal power generation systems for overseas markets and railway vehicles. Operating income fell drastically from the previous fiscal year, due mainly to decreases suffered by automotive equipment systems and Hitachi Construction Machinery Co., Ltd.

[Digital Media & Consumer Products]

Revenues decreased from the preceding fiscal year, due primarily to the carving of the overseas sales volume of flat-panel TV in connection with the business structure reform, as well as downturns experienced in the optical disk drive business and the room air conditioner business. Operating loss was posted again in spite of the decreases in deficits balance of the flat-panel TV business.

[High Functional Materials & Components]

Both revenues and operating income decreased from the preceding fiscal year, owing mainly to the effect of sluggish demand in automotive-related and electronics-related sectors, and the posting of an impairment loss on inventories by Hitachi Cable, Ltd. due to the effect of a drop in the price of copper.

[Logistics, Services & Others]

Both revenues and operating income decreased from the preceding fiscal year, due mainly to a decrease in the revenues of overseas sales subsidiaries despite an increase in the revenues of Hitachi Transport System, Ltd.

[Financial Services]

Both revenues and operating income decreased from the preceding fiscal year, as a result of a decline in the transaction volume in leasing business of Hitachi Capital Corporation.

[Revenues and Operating Income by Industry Segment]

Industry Segment	(Billions of yen)
	Revenues			Operating Income (Loss)
	Fiscal 2007(A)	Fiscal 2008(B)	(B)/(A)	Fiscal 2007(A)	Fiscal 2008(B)	(B)/(A)
Information & Telecommunication Systems	2,761.1	2,594.4	94%	116.1	176.6	152%
Electronic Devices	1,293.5	1,151.0	89%	54.0	27.3	51%
Power & Industrial Systems	3,568.1	3,310.5	93%	138.4	24.2	18%
Digital Media & Consumer Products	1,504.6	1,261.5	84%	(109.9)	(105.5)	—%
High Functional Materials & Components	1,875.0	1,556.8	83%	141.0	27.7	20%
Logistics, Services & Others	1,271.4	1,089.9	86%	27.8	23.0	83%
Financial Services	445.4	412.0	93%	25.4	10.2	40%
Subtotal	12,719.3	11,376.4	89%	393.0	183.6	47%
Eliminations & Corporate Items	(1,492.6)	(1,376.0)	—%	(47.5)	(56.5)	—%

Total	11,226.7	10,000.3	89%	345.5	127.1	37%

Notes:	1.	The consolidated figures of the Company have been prepared in conformity with accounting principles generally accepted in the United States, while revenues and operating income by industry segment have been prepared in conformity with accounting principles generally accepted in Japan.

	2.	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.

	3.	Revenues by industry segment include intersegment transactions.

	4.	The businesses of each segment are set out in “(2) Main Products and Services of Hitachi Group.”

(2) Main Products and Services of Hitachi Group (As of March 31, 2009)

Industry Segment	Main Products and Services	Percentage to Total Revenues
Information & Telecommunication Systems	Systems Integration, Outsourcing Services, Software, Hard Disk Drives, Disk Array Subsystems, Servers, Mainframes, Telecommunications Equipment, ATMs	23%

Electronic Devices	Liquid Crystal Displays (“LCDs”), Semiconductor Manufacturing Equipment, Test and Measurement Equipment, Medical Electronics Equipment, Semiconductors	10%

Power & Industrial Systems	Nuclear Power Plants, Thermal Power Plants, Hydroelectric Power Plants, Industrial Machinery and Plants, Automotive Products, Construction Machinery, Elevators, Escalators, Railway Vehicles, Power Tools	29%

Digital Media & Consumer Products	Optical Disk Drives, Plasma TVs, LCD TVs, LCD Projectors, Mobile Phones, Room Air Conditioners, Refrigerators, Washing Machines, Information Storage Media, Batteries, Air-Conditioning Equipment for Enterprises	11%

High Functional Materials & Components	Wires and Cables, Copper Products, Semiconductor Materials, Circuit Boards and Materials, Organic and Inorganic Chemical Products, Synthetic Resin Products, Display Related Materials, Specialty Steels, Magnetic Materials and Components, High Grade Casting Components	14%

Logistics, Services & Others	General Trading, Logistics, Property Management	9%

Financial Services	Leasing, Loan Guarantees, Insurance Services	4%

(3) Major Facilities of Hitachi Group (As of March 31, 2009)

Major Facilities of the Company

Location
Head Office	Tokyo (Chiyoda-ku)

R&D	Tokyo (Chiyoda-ku, Kokubunji), Ibaraki (Hitachi, Hitachinaka), Saitama (Hatoyama), Kanagawa (Yokohama, Kawasaki)

Manufacturing, Design and Engineering	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Ome), Ibaraki (Hitachi, Hitachinaka), Kanagawa (Yokohama, Atsugi, Odawara, Kawasaki, Hadano), Yamaguchi (Kudamatsu)

Sales and Area Operations	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku), Hokkaido Area Operation (Chuo-ku, Sapporo), Tohoku Area Operation (Aoba-ku, Sendai), Kanto Area Operation (Chiyoda-ku, Tokyo), Yokohama Area Operation (Nishi-ku, Yokohama), Hokuriku Area Operation (Toyama), Chubu Area Operation (Naka-ku, Nagoya), Kansai Area Operation (Kita-ku, Osaka), Chugoku Area Operation (Naka-ku, Hiroshima), Shikoku Area Operation (Takamatsu), Kyushu Area Operation (Sawara-ku, Fukuoka)

Major Facilities of Consolidated Subsidiaries of the Company

Major consolidated subsidiaries of the Company and their locations are as stated in “(5) Major Hitachi Group Companies.”

(4) Employees of Hitachi Group (As of March 31, 2009)

Industry Segment	Number of Employees	Change from the End of the Preceding Year
Information & Telecommunication Systems	107,545	+7,581
Electronic Devices	27,816	+467
Power & Industrial Systems	104,931	+8,064
Digital Media & Consumer Products	34,928	-824
High Functional Materials & Components	49,408	-1,526
Logistics, Services & Others	29,943	+92
Financial Services	4,044	+103
Corporate (Head Office and others)	3,181	+29

Total	361,796	+13,986
(the Company)	(37,283)	(+140)

Note:	The total number of employees of Hitachi Group and the Company including part-time employees was 400,129 and 40,549, respectively.

(5) Major Hitachi Group Companies (As of March 31, 2009)

Industry Segment	Name of Company	Location
Information & Telecommunication Systems	Hitachi Communication Technologies, Ltd.	Shinagawa-ku, Tokyo
	Hitachi Electronics Services Co., Ltd.	Yokohama, Kanagawa
	Hitachi Information & Control Solutions, Ltd.	Hitachi, Ibaraki
	Hitachi Information Systems, Ltd.	Shinagawa-ku, Tokyo
	Hitachi Kokusai Electric Inc.	Chiyoda-ku, Tokyo
	Hitachi-Omron Terminal Solutions, Corp.	Shinagawa-ku, Tokyo
	Hitachi Software Engineering Co., Ltd.	Shinagawa-ku, Tokyo
	Hitachi Systems & Services, Ltd.	Minato-ku, Tokyo
	Hitachi Computer Products (America), Inc.	U.S.A.
	Hitachi Computer Products (Europe) S.A.S.	France
	Hitachi Data Systems Corporation	U.S.A.
	*Hitachi Global Storage Technologies Netherlands B.V.	Netherlands
	*Hitachi Information & Telecommunication Systems Global Holding Corporation	U.S.A.

Electronic Devices	Hitachi Displays, Ltd.	Mobara, Chiba
	Hitachi High-Technologies Corporation	Minato-ku, Tokyo
	Hitachi Medical Corporation	Chiyoda-ku, Tokyo
	Hitachi Display Device (Suzhou) Co., Ltd.	China

Power & Industrial Systems	Babcock-Hitachi Kabushiki Kaisha	Chiyoda-ku, Tokyo
	Clarion Co., Ltd.	Bunkyo-ku, Tokyo
	Hitachi Building Systems Co., Ltd.	Chiyoda-ku, Tokyo
	Hitachi Construction Machinery Co., Ltd.	Bunkyo-ku, Tokyo
	Hitachi Engineering & Services Co., Ltd.	Hitachi, Ibaraki
	Hitachi-GE Nuclear Energy, Ltd.	Hitachi, Ibaraki
	Hitachi Industrial Equipment Systems Co., Ltd.	Chiyoda-ku, Tokyo
	Hitachi Koki Co., Ltd.	Minato-ku, Tokyo
	Hitachi Mobile Co., Ltd.	Shinagawa-ku, Tokyo
	Hitachi Plant Technologies, Ltd.	Toshima-ku, Tokyo
	Hitachi Via Mechanics, Ltd.	Ebina, Kanagawa
	Hitachi Automotive Products (USA), Inc.	U.S.A.
	Hitachi Elevator (China) Co., Ltd.	China
	Hitachi Power Europe GmbH	Germany

Digital Media & Consumer Products	Hitachi Appliances, Inc.	Minato-ku, Tokyo
	Hitachi Maxell, Ltd.	Ibaraki, Osaka
	Hitachi Media Electronics Co., Ltd.	Oshu, Iwate
	Hitachi Plasma Display Limited	Kunitomi, Miyazaki
	Hitachi Home Electronics (America), Inc.	U.S.A.
	Shanghai Hitachi Household Appliances Co., Ltd.	China

High Functional Materials & Components	Hitachi Cable, Ltd.	Chiyoda-ku, Tokyo
	Hitachi Chemical Co., Ltd.	Shinjuku-ku, Tokyo
	Hitachi Metals, Ltd.	Minato-ku, Tokyo

Logistics, Services & Others	Chuo Shoji, Ltd.	Chiyoda-ku, Tokyo
	Hitachi Life, Ltd.	Hitachi, Ibaraki
	Hitachi Transport System, Ltd.	Koto-ku, Tokyo
	Nikkyo Create, Ltd.	Chiyoda-ku, Tokyo
	Hitachi America, Ltd.	U.S.A.
	Hitachi Asia Ltd.	Singapore
	Hitachi (China), Ltd.	China
	Hitachi Europe Ltd.	U.K.

Financial Services	Hitachi Capital Corporation	Minato-ku, Tokyo
	Hitachi Insurance Services, Ltd.	Chiyoda-ku, Tokyo

Notes:	1.	The total number of consolidated subsidiaries (including variable interest entities) is 943.

	2.	The number of equity-method affiliates is 166. The major equity-method affiliates are Renesas Technology Corp., Japan AE Power Systems Corporation and Casio Hitachi Mobile Communications Co., Ltd.

	3.	The companies marked with * are holding companies; their major operating companies are located in the United States.

	4.	Hitachi Kokusai Electric Inc., became a consolidated subsidiary of the Company as a result of a tender offer thereof by the Company.

	5.	Hitachi Data Systems Corporation merged with Hitachi Data Systems Holding Corp. as of March 31, 2009.

	6.	Hitachi Information & Telecommunication Systems Global Holding Corporation, which was established on April 1, 2008, is a holding company that oversees such companies as Hitachi Data Systems Corporation.

	7.	Hitachi Koki Co., Ltd. became a consolidated subsidiary of the Company as a result of a tender offer thereof by the Company.

	8.	Hitachi Mobile Co., Ltd. changed its name to Hitachi Auto Parts & Service Co., Ltd. as of April 1, 2009.

	9.	Fujitsu Hitachi Plasma Display Limited, changed its name to Hitachi Plasma Display Limited as of April 1, 2008.

(6) Capital Investment of Hitachi Group

As a result of carefully selecting only those plants and equipment necessary for streamlining the production process in making investments, capital investment decreased by JPY180.6 billion from the preceding fiscal year to JPY788.4 billion. A breakdown of capital investment by industry segment is shown below.

(Billions of yen)
Industry Segment	Amount
Information & Telecommunication Systems	65.0
Electronic Devices	30.6
Power & Industrial Systems	175.8
Digital Media & Consumer Products	43.2
High Functional Materials & Components	104.3
Logistics, Services & Others	31.4
Financial Services	361.5

Subtotal	812.1

Eliminations & Corporate Items	(23.6)

Total	788.4

Note:	The figures above include JPY364.4 billion of investment in assets to be leased. This mainly includes the investment relating to leasing business in the Financial Services segment.

(7) Research and Development of Hitachi Group

Expenditures on research and development during the year amounted to JPY416.5 billion. R&D activities were focused on strengthening leading-edge and basic technologies, and accelerating start-up of new businesses and the development of new products. Notable achievements included the development of the lithium ion battery system for next-generation high-speed diesel hybrid railway vehicles, as well as the development of a ultrasound 3D imaging technology enabling the clear visualization of the internal state of metals and other substances in a short time. A breakdown of R&D expenses by industry segment is shown below.

(Billions of yen)
Industry Segment	Amount
Information & Telecommunication Systems	154.8
Electronic Devices	44.8
Power & Industrial Systems	114.7
Digital Media & Consumer Products	30.6
High Functional Materials & Components	50.9
Logistics, Services & Others	3.0
Financial Services	0.2
Corporate Items	17.2

Total	416.5

(8) Borrowings and Financing Activity of Hitachi Group

Major Financing Activities

Hitachi Capital Corporation issued 35th series of unsecured straight debentures in the amount of JPY25.0 billion in April 2008, 36th series of unsecured straight debentures in the amount of JPY20.0 billion in June 2008, and 37th series of unsecured straight debentures in the amount of JPY30.0 billion in March 2009, mainly for redeeming its straight debentures.

Major Borrowings (As of March 31, 2009)

Name of Company	Creditor	Balance of Borrowings
The Company	Nippon Life Insurance Company	30.0 billion yen
	Mizuho Corporate Bank, Ltd.	25.0 billion yen
	Meiji Yasuda Life Insurance Company	23.0 billion yen
Hitachi Capital Corporation	Mizuho Corporate Bank, Ltd	32.4 billion yen
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	26.0 billion yen

Note:	In addition to the figures shown above, the Company owes JPY170.0 billion of long-term borrowings and JPY109.0 billion of short-term borrowings by means of syndicated loan agreements.

(9) Problems Facing Hitachi Group

Looking at the future business environment, it is expected to take some time for the economy to bottom out, with both the global and Japanese economies remaining stagnant for the foreseeable future.

Under these circumstances, the Company is engaging in a thorough structural reform, including the implementation of the following measures, in order to break through the current undesirable business performance as quickly as possible.

•	Hitachi is working to expand orders through a rigorous market-driven approach and by strengthening its sales capabilities.

•	Hitachi aims to establish a stable earnings structure by reinforcing both its promotion system for large overseas projects and its risk management.

•

Hitachi plans to improve its operations by exiting unprofitable businesses and withdrawing products with no hope for earnings improvement, integrating and closing bases in Japan and overseas, and rightsizing its workforce.

•

Hitachi will vigorously cut costs in various ways, including strengthening MONOZUKURI (manufacturing) capabilities, fostering greater collaboration between design and procurement divisions and using IT to better share information. Furthermore, by strictly selecting capital expenditures, reducing inventories, and quickly collecting accounts receivables, Hitachi intends to secure its cash flows.

By meeting demand for social infrastructure and information infrastructure building, which are expected to see growth over the medium term worldwide, with its cutting-edge technologies, Hitachi will improve earnings and drive growth going forward. The Company will make full efforts to execute the following strategies in this vein.

•

Seeing its mission as contributing to the preservation of the natural environment through technology, Hitachi aims to grow environmental businesses, focusing on fields such as nuclear power generation and renewable energies like wind and solar power, all of which emit extremely low levels of carbon dioxide.

•

Hitachi will draw on its information and communications and its social infrastructure building technologies not only to strengthen existing businesses, but to also develop globally businesses that fuse the two types of technology such as systems for efficiently managing and supplying energy.

•	Hitachi aims to develop new businesses by strengthening the Hitachi Group’s distinctive key devices, including motors, inverters, and lithium-ion batteries.

•	Hitachi will rigidly adhere to manufacturing principles that yield high quality in order to provide customers with the world’s safest and most reliable products.

•

Hitachi will reaffirm the importance of living up to the trust placed in it by customers and society and reemphasize the importance of sticking to the straight and narrow, so as to eliminate any improper business practices and engender even greater trust in the Hitachi brand.

(10) Five-year Summary of Assets and Results of Operation of Hitachi Group

Consolidated Basis

	(Billions of yen)
Fiscal Year	2004	2005	2006	2007	2008
Revenues	9,027.0	9,464.8	10,247.9	11,226.7	10,000.3
Operating Income	279.0	256.0	182.5	345.5	127.1
Income Before Income Taxes and Minority Interests	264.5	274.8	202.3	324.7	(289.8)
Net Income (Loss)	51.4	37.3	(32.7)	(58.1)	(787.3)

Total Assets	9,736.2	10,021.1	10,644.2	10,530.8	9,403.7

Notes:	1.	The consolidated figures shown above have been prepared in conformity with accounting principles generally accepted in the United States.

	2.	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.

	3.	In fiscal 2005, both operating income and net income decreased from the preceding year due primarily to a decrease in operating income in Electronic Devices segment and an operating loss in Digital Media & Consumer Products segment.

	4.	In fiscal 2006, both the operating income and income before income taxes and minority interests decreased from the preceding fiscal year, forcing Hitachi to post a net loss, due primarily to a large decrease in operating income in the Power & Industrial Systems segment and an increase in operating loss in the Digital Media & Consumer Products segment.

	5.	In fiscal 2007, the Company was forced to post a net loss, following the previous fiscal year, due mainly to the posting of expenses related to the structural reform of the flat panel TV business and an impairment loss primarily on the plasma display panel production facilities.

Unconsolidated Basis

	(Billions of yen)
Fiscal Year	2004	2005	2006	2007	2008
Revenues	2,597.4	2,713.3	2,785.1	2,807.2	2,610.0
Operating Income (Loss)	(5.6)	1.0	(66.2)	(74.1)	(32.2)
Ordinary Income (Loss)	22.2	42.6	(37.2)	(45.9)	204.7
Net Income (Loss)	10.3	37.0	(178.0)	(127.8)	(294.5)

Total Assets	3,752.5	3,834.2	3,873.9	3,659.9	3,673.7

Notes:	1.	In fiscal 2005, profitability in the Company’s main business sectors was improved and ordinary income and net income increased due to an increase in non-operating income.

	2.	In fiscal 2006, the Company posted a large amount of loss due primarily to a decrease in prices of plasma TVs and an impairment loss on shares of an affiliated company engaging in hard disk drive business.

	3.	In fiscal 2007, operating loss increased due to the deterioration of performance in the flat-panel TV business. The Company posted a loss, following the preceding fiscal year, due primarily to posting an impairment loss on shares of, and an allowance for doubtful receivables for an affiliated company engaging in the plasma display panel operations.

	4.	In fiscal 2008, the Company was forced to post a loss following the preceding fiscal year, due primarily to the posting of an impairment loss on shares of an affiliated company engaging in the semiconductor business, and such extraordinary losses as structural reform expenses for the consumer business and the automotive systems business.

(11) Directors and Executive Officers

1) Name, Position and Responsibilities, etc. of Directors and Executive Officers

Directors (As of March 31, 2009)

Name	Position	Committee Membership	Principal Position outside the Company
Etsuhiko Shoyama	Chairman of the Board	Nominating Committee (Chair) Compensation Committee (Chair)	Chairman of the Board, Hitachi Chemical Co., Ltd. Director, NIPPON MINING HOLDINGS, INC.
Kazuo Furukawa	Director	Nominating Committee Compensation Committee	—
Tadamichi Sakiyama	Director	Audit Committee (Chair)	Chairman of the Board, Hitachi High-Technologies Corporation Chairman of the Board, Hitachi Transport System, Ltd.
*Michiharu Nakamura	Director	Audit Committee	Director, Hitachi Maxell, Ltd. Director, Hitachi Medical Corporation
Toyoaki Nakamura	Director	—	—
Yoshie Ota	Director	Nominating Committee Audit Committee	Advisor, Japan Institute of Workers’ Evolution Auditor, Takara Holdings Inc.**
Mitsuo Ohashi	Director	Nominating Committee	Chairman of the Board, Showa Denko K.K. Director, Mizuho Financial Group, Inc.** Director, Chugai Pharmaceutical Co., Ltd.** Auditor, Fukoku Mutual Life Insurance Company**
Akihiko Nomiyama	Director	Audit Committee Compensation Committee	Special Advisor, NIPPON MINING HOLDINGS, INC. Director, Mizuho Financial Group, Inc.**
Kenji Miyahara	Director	Audit Committee Compensation Committee	Senior Advisor, Sumitomo Corporation Director, NEC Corporation** Auditor, SEIKO EPSON CORPORATION**
Tohru Motobayashi	Director	Nominating Committee Compensation Committee	Attorney at Law Auditor, NIPPON TELEGRAPH AND TELEPHONE CORPORATION** Auditor, Sumitomo Life Insurance Company**
Takeo Ueno	Director	—	Senior Adviser, Hitachi Via Mechanics, Ltd. Director, Hitachi Information Systems, Ltd. Director, Hitachi Construction Machinery Co., Ltd. Auditor, Hitachi Koki Co., Ltd.
*Shungo Dazai	Director	—	Chairman of the Board, Hitachi Construction Machinery Co., Ltd. Director, Hitachi Kokusai Electric Inc.
Michihiro Honda	Director	—	Chairman of the Board, Hitachi Metals, Ltd. Director, Hitachi Transport System, Ltd.

Notes:	1.	The Directors marked with * were newly elected and assumed their positions at the 139th Ordinary General Meeting of Shareholders on June 20, 2008.

	2.	Directors, Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara, and Tohru Motobayashi are outside directors who fulfill the qualification requirements as provided for in Article 2, Item 15 of the Companies Act of Japan. Of the five individuals, those with ** in the “Principal Position outside the Company” column serve as an outside Director or an outside Auditor of the company listed in said column.

	3.	Director Mr. Tadamichi Sakiyama, Chairman of the Audit Committee, has considerable knowledge of finance and accounting due to his long experience as General Manager of Accounting Department and General Manager of Internal Auditing Office of the Company, and as Director and Executive Officer responsible for accounting, finance and audit of Hitachi Construction Machinery Co., Ltd.

	4.	The Company has continuous transactions, including the purchase of aluminum metal and other products as well as the sale of information system equipment and software, with Showa Denko K.K. The purchases from Showa Denko are negligible in comparison to the total procurement costs of the Company and to the total sales of Showa Denko. The Company’s sales to Showa Denko are also negligible in comparison to the total sales of the Company.

	5.	The Company has continuous transactions, including the purchase of fuel oil, copper foil, and other products as well as the sale of information system equipment and software, with NIPPON MINING HOLDINGS, INC. and its subsidiaries, which are business companies. The purchases from the NIPPON MINING HOLDINGS Group are negligible in comparison to the total procurement costs of the Company and to the total sales of the NIPPON MINING HOLDINGS Group. The Company’s sales to the NIPPON MINING HOLDINGS Group are also negligible in comparison to the total sales of the Company.

	6.	The Company has continuous transactions, including the purchase of steel pipes and other products as well as the sale of power generation equipment, railroad-related equipment and devices, and other products through Sumitomo Corporation. The purchases through Sumitomo Corporation are negligible in comparison to the total procurement costs of the Company and to the total sales of Sumitomo Corporation. The Company’s sales through Sumitomo Corporation are also negligible in comparison to the total sales of the Company.

Executive Officers (As of March 31, 2009)

Name	Position	Responsibilities	Principal Position outside the Company
*Kazuo Furukawa	Representative Executive Officer President and Chief Executive Officer	Overall management	—
Kazuhiro Mori	Representative Executive Officer Executive Vice President and Executive Officer	Social infrastructure business (power systems business and industrial systems business), quality assurance and production engineering	Director, Hitachi Capital Corporation
Kunihiko Ohnuma	Representative Executive Officer Executive Vice President and Executive Officer	Industrial infrastructure business (automotive systems business) and life infrastructure business (urban planning & development systems business and consumer business)	—
Junzo Kawakami	Representative Executive Officer Executive Vice President and Executive Officer	Infrastructure technology/ products business, research & development and business incubation	Director, Hitachi Metals, Ltd. Director, Hitachi Chemical Co., Ltd.
Manabu Shinomoto	Representative Executive Officer Executive Vice President and Executive Officer	Information infrastructure business (information & telecommunication systems business) and information technology	—
Masahiro Hayashi	Representative Executive Officer Executive Vice President and Executive Officer	Sales operations, Hitachi group global business and corporate export regulation	Director, Hitachi Plant Technologies, Ltd.
Naoya Takahashi	Senior Vice President and Executive Officer	Information & telecommunication systems business (services business (global) and platform systems business)	Chairman of the Board, Opnext, Inc.
Taiji Hasegawa	Representative Executive Officer Senior Vice President and Executive Officer	Automotive systems business and procurement	—
Minoru Tsukada	Senior Vice President and Executive Officer	Corporate planning	Director, Hitachi Construction Machinery Co., Ltd. Director, Clarion Co., Ltd.

Name	Position	Responsibilities	Principal Position outside the Company
Koichiro Nishikawa	Senior Vice President and Executive Officer	Business development	Director, Hitachi Software Engineering Co., Ltd.
*Toyoaki Nakamura	Representative Executive Officer Senior Vice President and Executive Officer	Finance, corporate pension system, Hitachi group management and business development	—
Shozo Saito	Senior Vice President and Executive Officer	Quality assurance, production engineering and power systems engineering	Director, Hitachi Medical Corporation
Tadahiko Ishigaki	Senior Vice President and Executive Officer	Hitachi group global business (Americas)	—
Stephen Gomersall	Senior Vice President and Executive Officer	Hitachi group global business (Europe)	—
Akira Maru	Vice President and Executive Officer	Power systems business	—
Koji Tanaka	Vice President and Executive Officer	Power systems business (Ibaraki Area and management improvement)	—
Hitoshi Isa	Vice President and Executive Officer	Power systems business (thermal power system business promotion)	—
Gaku Suzuki	Vice President and Executive Officer	Industrial systems business	—
Hideaki Takahashi	Vice President and Executive Officer	Urban planning and development systems business	—
Junzo Nakajima	Vice President and Executive Officer	Information & telecommunication systems business (system solutions business)	—
Mitsuo Yamaguchi	Vice President and Executive Officer	Information & telecommunication systems business (services business (global))	—
Kazuhiro Tachibana	Vice President and Executive Officer	Consumer business (marketing)	—
Yasuhiko Honda	Vice President and Executive Officer	Automotive systems business	Director, Clarion Co., Ltd.
Takao Koyama	Vice President and Executive Officer	Sales Operations (Kansai Area)	Auditor, ShinMaywa Industries, Ltd.
Kenji Ohno	Vice President and Executive Officer	Human capital	—
Toshiaki Kuzuoka	Vice President and Executive Officer	Legal and corporate communications, corporate brand and corporate auditing	—
Masao Hisada	Vice President and Executive Officer	Hitachi group global business	—
Koushi Nagano	Vice President and Executive Officer	Hitachi group global business (China)	—

Notes:	1.	Mr. Taiji Hasegawa assumed office as Representative Executive Officer and Senior Vice President as of September 1, 2008. Further, procurement was removed from the responsibilities of Mr. Kunihiko Ohnuma (Executive Vice President and Executive Officer) and Mr. Masao Hisada (Vice President and Executive Officer).

	2.	The Executive Officers marked with * concurrently hold the position of Director.

[Executive Officer who left office during the fiscal year] (As of October 31, 2008)

Name	Position	Responsibilities	Principal Position outside the Company
Eiji Takeda	Vice President and Executive Officer	Research & development	—

Other Material Information Concerning Directors and Executive Officers of the Company

The Company changed its Executive Officers as of April 1, 2009 as follows.

[Executive Officers] (As of April 1, 2009)

Name	Position	Responsibilities
Takashi Kawamura	Representative Executive Officer Chairman, President and Chief Executive Officer	Overall management
Kazuo Furukawa	Representative Executive Officer Vice Chairman and Executive Officer	Management in general
Kazuhiro Mori	Representative Executive Officer Executive Vice President and Executive Officer	Sales operations, Hitachi group global business, corporate export regulation and business incubation
Hiroaki Nakanishi	Representative Executive Officer Executive Vice President and Executive Officer	Power systems business, industrial systems business, urban planning and development systems business, automotive systems business, quality assurance and production engineering
Takashi Hatchoji	Representative Executive Officer Executive Vice President and Executive Officer	Corporate planning, environmental strategies, human capital, legal and corporate communications, corporate brand and corporate auditing
Takashi Miyoshi	Representative Executive Officer Executive Vice President and Executive Officer	Management reform, finance, corporate pension system, Hitachi group management, business development and consumer business
Naoya Takahashi	Representative Executive Officer Executive Vice President and Executive Officer	Information & telecommunication systems business, research & development and information technology
Junzo Nakajima	Senior Vice President and Executive Officer	Information & telecommunication systems business
Koichiro Nishikawa	Senior Vice President and Executive Officer	Business development
Toyoaki Nakamura	Representative Executive Officer Senior Vice President and Executive Officer	Finance, corporate pension system and Hitachi group management
Taiji Hasegawa	Representative Executive Officer Senior Vice President and Executive Officer	Procurement
Shozo Saito	Senior Vice President and Executive Officer	Environmental strategies, quality assurance, production engineering and power systems engineering
Tadahiko Ishigaki	Senior Vice President and Executive Officer	Hitachi group global business (Americas)
Stephen Gomersall	Senior Vice President and Executive Officer	Hitachi group global business (Europe)
Koji Tanaka	Vice President and Executive Officer	Power systems business
Akira Maru	Vice President and Executive Officer	Power systems business (nuclear power systems business promotion)
Hitoshi Isa	Vice President and Executive Officer	Power systems business (thermal power systems business promotion)
Gaku Suzuki	Vice President and Executive Officer	Industrial systems business
Hideaki Takahashi	Vice President and Executive Officer	Urban planning and development systems business
Shinjiro Iwata	Vice President and Executive Officer	Information & telecommunication systems business (services business (global))
Kaichiro Sakuma	Vice President and Executive Officer	Information & telecommunication systems business (system solutions business)
Masahiro Kitano	Vice President and Executive Officer	Information & telecommunication systems business (platform systems business)
Koushi Nagano	Vice President and Executive Officer	Sales operations and Hitachi group global business
Masao Hisada	Vice President and Executive Officer	Hitachi group global business and corporate export regulation
Takao Koyama	Vice President and Executive Officer	Sales operations (Kansai Area)
Shigeru Azuhata	Vice President and Executive Officer	Research & development and environmental strategies
Kenji Ohno	Vice President and Executive Officer	Human capital
Toshiaki Kuzuoka	Vice President and Executive Officer	Legal and corporate communications, corporate brand and corporate auditing
Nobuyuki Ohno	Vice President and Executive Officer	Hitachi group global business (China)
Osamu Ohno	Vice President and Executive Officer	Information technology

2) Matters Concerning Outside Directors

Major Activities of Outside Directors

Name	Major activities
Yoshie Ota

Ms. Ota attended 8 days of the Board of Directors meetings held during this business term (9 days during her incumbency), as well as 4 days of the Nominating Committee meetings (6 days during her incumbency) and 11 days of the Audit Committee meetings (12 days during her incumbency). Ms. Ota stated her opinions at the Board and Audit Committee meetings from an objective perspective, mainly on various business risks based on her extensive experience in such areas as public administration.

Mitsuo Ohashi

Mr. Ohashi attended all meetings of the Board of Directors held during this business term (9 days during his incumbency), as well as all 5 days of meetings of the Nominating Committee (6 days during his incumbency). Mr. Ohashi stated his opinions at the Board meetings mainly from the perspective of securing operating revenue and risk management based on his management experience with a major global manufacturer.

Akihiko Nomiyama

Mr. Nomiyama attended all meetings of the Board of Directors held during this business term (9 days during his incumbency), as well as all meetings of the Audit Committee (12 days during his incumbency) and the Compensation Committee meetings (8 days during his incumbency). Mr. Nomiyama stated his opinions at the Board and Audit Committee meetings mainly from the perspective of effective allocation of business resources in accordance with changes in the business environment based on his management experience with a major global business corporation.

Kenji Miyahara

Mr. Miyahara attended 8 days of the Board of Directors meetings held during this business term (9 days during his incumbency), 11 days of Audit Committee meetings (12 days during his incumbency), and 6 days of the Compensation Committee meetings (8 days during his incumbency). Mr. Miyahara stated his opinions at the Board and Audit Committee meetings mainly from the perspective of promoting business structural reform based on his management experience with a global general trading company.

Tohru Motobayashi

Mr. Motobayashi attended 8 days of the Board of Directors meetings held during this business term (9 days during his incumbency), as well as 5 days of the Nominating Committee meetings (6 days during his incumbency) and 6 days of the Compensation Committee meetings (8 days during his incumbency). Mr. Motobayashi stated his opinions at the Board meetings mainly on the importance of contracts and the thorough enforcement of compliance based on his experience as a legal expert.

General Intent of Limited Liability Agreement with Outside Directors

The Company has entered into a limited liability agreement stipulated in Article 427, Paragraph 1 of the Companies Act with each of Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi. The general intent of the agreement is to limit the liability of outside Directors to the aggregate amount of the sums stipulated in each item under Article 425, Paragraph 1 of the Companies Act.

3) Compensation for Directors and Executive Officers

Policy on the Determination of Compensation of Directors and Executive Officers

[Method of Determination of Policy]

The Company’s Compensation Committee sets forth the policy on the determination of the amount of compensation, etc. of each Director and Executive Officer pursuant to applicable provisions of the Companies Act concerning companies with the Committee System.

[Summary of Policy]

(i) Matters relating to both Directors and Executive Officers

Compensation will be commensurate with the ability required of, and the responsibilities to be borne by, the Company’s Directors and Executive Officers, taking into consideration compensation packages at other companies.

(ii) Matters relating to Directors

Compensation for Directors will consist of a monthly salary and a year-end allowance.

•	Monthly salary will be decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position.

•

Year-end allowance will be a pre-determined amount equivalent to about twenty percent of the Director’s annual income based on monthly salary, although this amount may be reduced depending on Company performance.

A Director concurrently serving as an Executive Officer will not be paid compensation as a Director.

(iii) Matters relating to Executive Officers

Compensation for Executive Officers will consist of a monthly salary and a performance-linked component.

•	Monthly salary will be decided by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment.

•	The performance-linked component will be set within a range equivalent to about thirty percent of the Executive Officer’s annual income, adjusted based on Company and individual performance.

(iv) Miscellaneous

•

It was decided at the Compensation Committee meetings held on December 18, 2007 and March 26, 2008 that the compensation structure for Directors and Executive Officers will be re-examined starting with the compensation for fiscal 2008 and that the retirement allowance will be abolished. The payment of retirement allowance to Directors and Executive Officers due to the abolition of the retirement allowance system will be in an amount determined by the Compensation Committee at the time of the retirement of a relevant Director or Executive Officer.

Total Amount of Compensation to and the Number of Directors and Executive Officers in Fiscal 2008

	Number	Amount (millions of yen)
Directors (Outside Directors)	13 (5)	408 (95)
Executive Officers	26	1,133

Total	39	1,542

Notes:	1.	The number of Directors indicated excludes the two Directors who serve concurrently as Executive Officers.

	2.	The compensation to Directors includes the monthly salary of the two Directors, who retired due to expiration of their terms of office at the close of the 139th Ordinary General Meeting of Shareholders held on June 20, 2008, for their terms of office of this year.

	3.	In addition to the above, there are retirement allowances for the seven Executive Officers who retired as of October 31, 2008 and March 31, 2009, as well as to the one Director and the one Executive Officer who will be retiring as of June 23, 2009, as was stated in the Report on the 139th Business Term in connection the abolition of the retirement allowance system.

(12) Matters Concerning the Company’s Stock (As of March 31, 2009)

1) Authorized	10,000,000,000 shares

2) Number of Shares per Unit	1,000 shares

3) 10 Largest Shareholders

	Shareholder’s Equity in the Company
Name	Share Ownership	Percentage to Outstanding Shares
	shares	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	209,378,000	6.30
NATS CUMCO	188,562,700	5.67
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	181,679,000	5.47
Japan Trustee Services Bank, Ltd. (Trust Account)	164,418,000	4.95
Hitachi Employees’ Shareholding Association	109,029,952	3.28
Nippon Life Insurance Company	98,173,195	2.95
The Dai-Ichi Mutual Life Insurance Company	71,361,222	2.15
State Street Bank and Trust Company 505224	54,958,340	1.65
State Street Bank and Trust Company	48,356,045	1.45
Meiji Yasuda Life Insurance Company	48,159,618	1.45

Notes:	1.	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

	2.	The number of shares held by The Dai-Ichi Mutual Life Insurance Company includes its contribution of 6,560,000 shares to the retirement allowance trust (the holder of said shares, as listed in the Shareholders’ Register, is “Dai-Ichi Life Insurance Account, Retirement Allowance Trust, Mizuho Trust & Banking Co., Ltd.”

	3.	Treasury stock (43,850,890 shares) is not included in the calculation of “Percentage to Outstanding Shares.”

4) Shareholders Composition

Class of Shareholders	Number of Shareholders	Share Ownership (shares)	Percentage of Total (%)
Financial Institution and Securities Firm	396	1,030,563,338	30.60
Individual	382,812	1,018,659,995	30.24
Foreign Investor	1,137	1,183,187,832	35.13
Other	3,546	135,641,573	4.03
Government and Municipality	7	73,318	0.00

Total	387,898	3,368,126,056	100.00

Note:	Treasury stock is included in “Other.”

(13) Matters Concerning Stock Acquisition Rights, etc. (As of March 31, 2009)

Stock Acquisition Rights Which the Company’s Directors and Executive Officers Hold

Hitachi, Ltd. 4th Stock Acquisition Rights
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights		Common Stock 411,000 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights		JPY719 per share
Period during Which Stock Acquisition Rights May Be Exercised		From July 29, 2006 to July 28, 2009
Number of Persons Who Hold Stock Acquisition Rights and Number of Stock Acquisition Rights Which They Hold	Directors (Excluding Outside Directors) and Executive Officers	18 persons 266 rights
	Outside Directors	—

Note:	The number of shares to be issued upon exercise of stock acquisition rights excludes the number of stock acquisition rights which had already been exercised or expired.

Other Material Information Concerning Stock Acquisition Rights, etc.

	Series A Zero Coupon Convertible Bonds due 2009	Series B Zero Coupon Convertible Bonds due 2009
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 60,827,250 shares	Common Stock 60,827,250 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY822 per share	JPY822 per share
Period during Which Stock Acquisition Rights May Be Exercised	From November 2, 2004 to October 5, 2009 (London time)	From November 2, 2004 to October 5, 2009 (London time)

Note:	The number of shares to be issued upon exercise of stock acquisition rights which were issued as bonds with stock acquisition rights is calculated based on the conversion price as of March 31, 2009.

(14) Matters Concerning Accounting Auditor

1)	Name of accounting auditor Ernst & Young ShinNihon LLC

2)	Fees to accounting auditor in Fiscal 2008

(Millions of yen)
Category	Amount
Total amount of cash and other financial benefits by the Company and its subsidiaries	1,796
Fees etc. by the Company*	461

Note:	The column marked with * includes fees for audits under applicable Financial Instruments and Exchange Act.

3)	Description of non-audit services

The Company outsourced the system risk research and other services to Ernst & Young ShinNihon LLC and paid fees.

4)	Subsidiaries whose financial statements are audited by certified public accountants, etc. other than Company’s accounting auditors

Of the major Hitachi Group companies (listed in (5) Major Hitachi Group Companies), Hitachi Kokusai Electric Inc., Hitachi Koki Co., Ltd. and overseas subsidiaries have certified public accountants (“CPA”) or auditing firms other than Ernst & Young ShinNihon LLC audit their financial statements.

5)	Dismissal and non-retention policy on accounting auditors

Dismissal

(i)	In the event an accounting auditor, which is an auditing firm, is ordered by the Prime Minister of Japan to suspend its operation related to the audit of financial statements, in whole or in part, or to dissolve the firm pursuant to Article 34-21, Paragraph 2 of the Certified Public Accountant Act, the accounting auditor shall automatically resign, since said order constitutes a cause for disqualification as accounting auditor provided for in Article 337, Paragraph 3, Item 1 of the Companies Act.

(ii)	In addition to (i) above, in the event the Audit Committee determines that the causes provided for in Articles 340, Paragraph 1, Item 1 or 2 of the Companies Act apply to an accounting auditor, due to such reasons as that it can reasonably be expected that the Prime Minister of Japan shall issue an order to suspend operations, in whole or in part, or to dissolve the firm, the Audit Committee shall determine the contents of the agenda on the dismissal of the accounting auditor to be submitted to the general meeting of shareholders.

(iii)	In the event significant adverse effects on the audit of financial statements are reasonably expected in the case of (ii) above, the Audit Committee shall dismiss the accounting auditor by unanimity. Should this occur, the Audit Committee member selected by the Audit Committee shall give a report on the dismissal of the accounting auditor and the reason therefor at the first general meeting of shareholders to be convened after said dismissal.

Non-retention

(i)	In the event individuals selected by an accounting auditor, which is an auditing firm, from among its employees to perform their duties as accounting auditors are found to fall under any or all of the items under Article 340, Paragraph 1 of the Companies Act or breach the obligation(s) of CPAs provided for in the Certified Public Accountant Act, should said auditing firm fail to select promptly individuals to perform their duties as accounting auditors in the place of the former, the Audit Committee shall determine the contents of the agenda item on the non-retention of the accounting auditor to be submitted to the general meeting of shareholders.

(ii)	In the event it is determined that an adequate performance of duties cannot be ensured with respect to the matters related to the performance of duties by accounting auditors provided for in the Regulations of Companies’ Financial Statements, the Audit Committee shall determine the contents of the agenda item on the non-retention of the accounting auditor to be submitted to the general meeting of shareholders.

(15) Policy on Determination of Distribution of Surplus etc.

The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye to ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including the Company’s financial condition, results of operations and dividend payout ratio.

The Company believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. In addition, the Company will repurchase its own shares on an ongoing basis in order to implement a flexible capital strategy, including business restructuring, to maximize shareholder value so far as consistent with the dividend policy. Such action will be taken by the Company after considering its future capital requirement under its business plans, market conditions and other relevant factors.

(16) Summary of Resolution of Board of Directors on Enhancing Structures and Other Things to Ensure Adequacy of Business Operations

1)	Board of Directors Office (the “Office”) shall be established specifically to assist with the duties of each Committee and the Board of Directors and staffed with personnel who are not subject to orders and instructions of Executive Officers.

2)	In order to ensure the independence of the Office personnel from Executive Officers, the Audit Committee shall be informed in advance of planned transfers of the Office personnel.

3)	Executive Officers and employees shall report without delay to the members of the Audit Committee significant matters affecting the whole Company, results of internal audits, and the implementation status of reporting under the internal reporting system.

4)	In order to ensure the effectiveness of audits by the Audit Committee, standing Committee member(s) shall be appointed to the Audit Committee, and activity plans of the Audit Committee shall be prepared in coordination with the audit plans of Internal Auditing Office.

5)	A reporting system to Directors shall be established to ensure that the execution of duties by Executive Officers is in compliance with laws, regulations, and the Articles of Incorporation.

6)	Information pertaining to the execution of duties by Executive Officers shall be prepared and maintained in accordance with internal rules.

7)	A structure shall be established in which each relevant department shall establish regulations and guidelines, conduct training, prepare and distribute manuals, and carry out other such measures with respect to various risks. Efforts shall be made to identify possible new risks through such things as progress reports on business operations and, should it become necessary to respond to a new risk, an Executive Officer responsible for responding thereto shall be appointed promptly.

8)	Efficient performance of duties shall be ensured through the following business management systems.

•

The Senior Executive Committee shall be established in order to deliberate on and facilitate the formulation of decisions based on due consideration of diverse factors regarding important issues that affect the Company and/or the Hitachi Group.

•

Based on the management policy, medium-term business plans and annual budgets, on which performance management is based, shall be prepared in order to operate business in a planned and efficient manner.

•	Internal audits shall be conducted by Internal Auditing Office to monitor and identify the status of business operations and to facilitate improvements.

•

The Audit Committee shall receive the audit plans of the accounting auditors in advance, and the prior approval of the Audit Committee shall be required with respect to the fees to be paid to and non-audit services to be requested of the accounting auditors.

•	Documented business processes shall be executed, and internal and external auditors shall examine said processes in order to ensure the reliability of financial reports.

9)	Continuous maintenance of a legal and regulatory compliance structure shall be ensured through the following business management systems.

•

Internal audits shall be conducted, and various committees shall be established for legal and regulatory compliance activities. Furthermore, an internal reporting system shall be established and education on legal and regulatory compliance shall be provided.

•

Various corporate rules and regulations shall be established, and efforts shall be made to ensure that the employees are aware of the internal control systems overall and that the systems are effective.

10)	The following measures shall be effected to ensure the adequacy of business operations within the Hitachi Group.

•	Such fundamental policies as the emphasis of the social responsibilities of business enterprises shall be shared with the Group companies.

•	A group-wide policy for compliance with applicable laws and regulations shall be established as necessary.

•

Internal audits of Company departments and Group companies shall be conducted periodically, and Directors and Corporate Auditors shall be sent from the Company to Group companies. Each company shall execute documented business processes on matters that should be reflected in financial reports, and Corporate Auditors and others shall examine said processes.

•	A structure for the adequate and efficient conduct of business operations common to Group companies shall be established.

•	The policy on transactions within the Hitachi Group is to trade fairly based on market prices.

(17) Fundamental Policy on the Conduct of Persons Influencing Decision on the Company’s Financial and Business Policies

The Group invests a great deal of business resources in fundamental research and in the development of market-leading products and businesses that will bear fruit in the future, and realizing the benefits from these management policies requires that they be continued for a set period of time. For this purpose, the Company keeps its shareholders and investors well informed of not just the business results for each period but also of the Company’s business policies for creating value in the future.

The Company does not deny the significance of the vitalization of business activities and performance that can be brought about through a change in management control, but it recognizes the necessity of determining the impact on company value and the interests of all shareholders of the buying activities and buyout proposals of parties attempting to acquire a large share of stock of the Company or a Group company by duly examining the business description, future business plans, past investment activities, and other necessary aspects of such a party.

There is no party that is currently attempting to acquire a large share of the Company’s stocks nor is there a specific threat, neither does the Company intend to implement specified so-called anti-takeover measures in advance of the appearance of such a party, but the Company does understand that it is one of the natural duties bestowed upon it by the shareholders and investors to continuously monitor the state of trading of the Company’s stock and then to immediately take what the Company deems to be the best action in the event of the appearance of a party attempting to purchase a large share of the Company’s stock. In particular, together with outside experts, the Company will evaluate the buyout proposal of the party and hold negotiations with the buyer, and if the Company deems that said buyout will not maintain the Company’s value and is not in the best interest of the shareholders, then the Company will quickly determine the necessity, content, etc., of specific countermeasures and prepare to implement them. The same response will also be taken in the event a party attempts to acquire a large percentage of the shares of a Group company.

2. Consolidated Balance Sheets

	Fiscal 2008 (As of March 31, 2009)	Fiscal 2007 (As of March 31, 2008)
	(Millions of yen)
(Assets)
Current assets	5,065,399	5,401,755
Cash and cash equivalents	807,926	560,960
Short-term investments	8,654	61,289
Trade receivables, net
Notes	105,218	163,962
Accounts	2,028,060	2,365,823
Investments in leases	170,340	136,119
Inventories	1,456,271	1,441,024
Other current assets	488,930	672,578
Investments and advances	693,487	1,042,657
Property, plant and equipment	2,393,946	2,653,918
Land	464,935	478,620
Buildings	1,915,992	1,848,105
Machinery and equipment	5,640,623	5,770,457
Construction in progress	86,842	93,137
Less accumulated depreciation	(5,714,446)	(5,536,401)
Other assets	1,250,877	1,432,517
Total assets	9,403,709	10,530,847

(Liabilities)
Current liabilities	4,621,904	4,752,899
Short-term debt	998,822	723,020
Current portion of long-term debt	531,635	386,879
Trade payables
Notes	39,811	66,265
Accounts	1,138,770	1,601,413
Accrued expenses	878,454	901,546
Income taxes	24,689	101,599
Advances received	386,519	412,642
Other current liabilities	623,204	559,535
Long-term debt	1,289,652	1,421,607
Retirement and severance benefits	1,049,597	822,440
Other liabilities	263,204	220,781
Total liabilities	7,224,357	7,217,727

(Minority interests)
Minority interests	1,129,401	1,142,508

(Stockholders’ equity)
Common stock	282,033	282,033
Capital surplus	560,066	555,410
Legal reserve and retained earnings	820,440	1,626,497
Accumulated other comprehensive loss	(586,351)	(267,198)
Treasury stock, at cost	(26,237)	(26,130)
Total stockholders’ equity	1,049,951	2,170,612
Total liabilities, minority interests and stockholders’ equity	9,403,709	10,530,847

(Notes to Consolidated Balance Sheet)

1.	Deferred tax assets included in “Other current assets” and “Other assets” are JPY141,884 million and JPY185,268 million, respectively. Deferred tax liabilities included in “Other current liabilities” and “Other liabilities” are JPY4,089 million and JPY73,628 million, respectively.

2.	Goodwill and other intangible assets included in “Other assets” are JPY455,095 million.

3.	Accumulated other comprehensive loss of JPY586,351 million includes: loss on foreign currency translation adjustments of JPY179,737 million, loss on pension liability adjustments of JPY405,082 million, net unrealized holding gain on available-for-sale securities of JPY12 million and loss on cash flow hedges of JPY1,544 million.

4.	Collateralized assets: Cash and cash equivalents of JPY67 million, short-term investments of JPY32 million, other current assets of JPY4,684 million, investments and advances of JPY294 million, land of JPY5,268 million, buildings of JPY11,655 million, machinery and equipment of JPY8,243 million, and other assets of JPY175 million. Secured debts: Short-term debt of JPY4,976 million, current portion of long-term debt of JPY693 million, accounts payable of JPY1,275 million, other current liabilities of JPY84 million, and long-term debt of JPY6,362 million.

5.	Allowance deducted directly from assets: JPY47,983 million from current assets, JPY4,688 million from investments and advances, and JPY10,856 million from other assets.

6.	Notes discounted	JPY3,877 million
	Notes endorsed	JPY3,807 million
	Guarantees	JPY491,080 million
	Transferred export receivables with recourse obligations	JPY16,000 million

(Note to Per Share Information)

Net assets per share            JPY315.86

3. Consolidated Statements of Operations

	Years ended March 31
	2009	2008
	(Millions of yen)
Revenues	10,000,369	11,226,735
Cost of sales	7,816,180	8,777,657

Gross profit	2,184,189	2,449,078
Selling, general and administrative expenses	2,057,043	2,103,562

Operating income	127,146	345,516
Other income	33,284	165,133
Interest income	19,177	31,501
Dividends income	8,544	6,031
Gains on sales of stock by subsidiaries or affiliated companies	360	3,846
Other	5,203	123,755
Other deductions	450,301	185,867
Interest charges	33,809	42,448
Equity in net loss of affiliates	162,205	—
Impairment losses for long-lived assets	128,400	87,549
Restructuring charges	22,927	18,110
Other	102,960	37,760

Income before income taxes and minority interests (loss)	(289,871)	324,782
Income taxes	505,249	272,163

Income before minority interests (loss)	(795,120)	52,619
Minority interests	(7,783)	110,744

Net income (loss)	(787,337)	(58,125)

(Note to Consolidated Statement of Operations)

Income taxes of JPY505,249 million includes current tax expense of JPY101,281 million and deferred tax expense of JPY403,968 million.

(Note to Per Share Information)

Net loss per share        JPY236.86

4. Consolidated Statement of Stockholders’ Equity (April 1, 2008 to March 31, 2009)

(Millions of yen)
Common stock
Balance at end of previous year	282,033
Change during year

Total change during year	—

Balance at end of year	282,033
Capital surplus
Balance at end of previous year	555,410
Change during year
Increase arising from equity transaction, net transfer of minority interest, and other	4,843
Sales of treasury stock	(187)

Total change during year	4,656

Balance at end of year	560,066
Legal reserve and retained earnings
Balance at end of previous year	1,626,497
Change during year
Increase arising from equity transaction, net transfer of minority interest, and other	1,224
Net loss	(787,337)
Cash dividends	(19,944)

Total change during year	(806,057)

Balance at end of year	820,440
Accumulated other comprehensive loss
Balance at end of previous year	(267,198)
Change during year
Increase arising from equity transaction, net transfer of minority interest, and other	785
Other comprehensive loss	(319,938)

Total change during year	(319,153)

Balance at end of year	(586,351)
Treasury Stock, at cost
Balance at end of previous year	(26,130)
Change during year
Acquisition of treasury stock	(858)
Sales of treasury stock	751

Total change during year	(107)

Balance at end of year	(26,237)
Total stockholders’ equity
Balance at end of previous year	2,170,612
Change during year
Increase arising from equity transaction, net transfer of minority interest, and other	6,852
Net loss	(787,337)
Other comprehensive loss	(319,938)
Cash dividends	(19,944)
Acquisition of treasury stock	(858)
Sales of treasury stock	564

Total change during year	(1,120,661)

Balance at end of year	1,049,951

Comprehensive loss
Net loss	(787,337)
Other comprehensive loss
Loss on foreign currency translation adjustments	(110,899)
Loss on pension liability adjustments	(184,153)
Net unrealized holding loss on available-for-sale securities	(22,855)
Cash flow hedges	(2,031)

Total comprehensive loss	(319,938)

Comprehensive loss during year	(1,107,275)

(Notes to Consolidated Statement of Stockholders’ Equity)

1.	Class and number of issued shares at end of year

Common stock                                3,324,108,113 shares

2.	Cash dividends

(1) Total amount of cash dividends             JPY19,944 million

(2) Cash dividends of which record date falls in fiscal 2008 and of which effective date falls in fiscal 2009

Not applicable.

3.	Class and number of shares to be issued upon exercise of stock acquisition rights (excluding those of which exercise date has not arrived) at end of year

Common stock                                  122,065,500 shares

5. Notes to Consolidated Financial Statements

(Notes concerning Important Matters for Basis of Presentation of Consolidated Financial Statements)

1.	Basis of presentation

The consolidated financial statements presented herein, under Article 120, Paragraph 1 of the Regulations of Companies’ Financial Statements, have been prepared in conformity with accounting principles generally accepted in the United States. However, under the above provision, some descriptions and notes required under the accounting principles generally accepted in the United States are omitted.

2.	Inventories

Finished goods, semi-finished goods and work-in-process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is generally determined by the moving average method.

3.	Investments in securities

The Company accounts for investments in securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Held-to-maturity securities: Amortized cost.

Trading securities: Fair value, with unrealized gains and losses included in earnings. Cost is determined by the moving average method.

Available-for-sale securities: Fair value, with unrealized gains and losses reported in other comprehensive income. Cost is determined by the moving average method.

4.	Depreciation of fixed assets

Property, plant and equipment: Principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method.

Software for internal use: Capitalized and amortized on a straight-line basis over their estimated useful lives. Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

5.	Goodwill and other intangible assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of this statement.

Intangible assets with finite useful lives are amortized over their respective estimated useful lives and are tested for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

6.	The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of SFAS No. 87, 88, 106, and 132(R)).” Unrecognized prior service benefit and cost, and unrecognized actuarial gain or loss are amortized using the straight-line method over the average remaining service period of active employees.

7.	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.

8.	Effective April 1, 2008, the Company adopted the SFAS No. 157, “Fair Value Measurements.” The adoption thereof did not have significant effect on the financial position or the business performance of the Company.

9.	Notes on special purpose companies subject to disclosure

The Company and some of its subsidiaries are securitizing lease, accounts and other receivables for the purpose of diversifying funding for stable procurement of capital.

Special purpose companies established in the Caymans by a number of subsidiaries are used for a part of said securitization, with the Company and some of its subsidiaries receiving capital procured by qualified special purpose companies through the issuance of commercial paper or the borrowing of money, backed by the assets transferred. In some cases, subordinated rights on the transferred assets may be retained, or said assets may be repurchased under certain terms and conditions. The Company and some of its subsidiaries retain the obligation to provide services, and a number of subsidiaries are engaged in the business primarily of advancing money to qualified special purpose companies in connection with the outsourcing of clerical services.

As of March 31, 2009, there are three special purpose companies with which there are transactions or transaction balance. The combined total assets of the three qualified special purpose companies as of March 31, 2009 are JPY164,863 million. These qualified special purpose companies are also engaged in the purchase of accounts receivable and the like from customers other than the Company and its subsidiaries. Neither the Company nor its subsidiaries hold share(s), with voting rights, of or have sent a Director to any of the qualified special purpose companies.

The transaction volumes between the qualified special purpose companies, and Hitachi and its subsidiaries for the year ended March 31, 2009 are as follows.

	Major transaction volume (Millions of yen)	Balance as of March 31, 2009 (Millions of yen)	Major losses and gains
			Item	Amount (Millions of yen)
Assets Transferred Notes and accounts receivable	490,647	98,214	Loss on transfer	(993)

6. Consolidated Statements of Cash Flows (Supplementary Information)

	Years ended March 31
	2009	2008
	(Millions of yen)
1. Cash flows from operating activities
Net income (loss)	(787,337)	(58,125)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	478,759	541,470
Deferred income taxes	403,968	84,587
Loss on disposal of rental assets and other property	24,483	13,424
Decrease in receivables	342,008	47,843
Increase in inventories	(57,206)	(107,546)
Increase (Decrease) in payables	(359,230)	42,453
Other	513,502	227,731

Net cash provided by operating activities	558,947	791,837

2. Cash flows from investing activities
Decrease (Increase) in short-term investments	50,811	(25,437)
Capital expenditures	(422,109)	(474,344)
Purchase of rental assets, net	(273,913)	(339,756)
Proceeds from sale (purchase) of investments and subsidiaries’ common stock, net	1,623	(93,127)
Collection of investments in leases	234,984	311,321
Other	(141,404)	(16,275)

Net cash used in investing activities	(550,008)	(637,618)

Free Cash Flow	8,939	154,219

3. Cash flows from financing activities
Increase (Decrease) in interest-bearing debt	340,690	(176,897)
Dividends paid to stockholders	(19,826)	(19,889)
Dividends paid to minority stockholders of subsidiaries	(28,406)	(25,787)
Other	(8,070)	37,017

Net cash provided by (used in) financing activities	284,388	(185,556)

4. Effect of exchange rate changes on cash and cash equivalents	(46,361)	(25,569)

5. Net Increase (decrease) in cash and cash equivalents	246,966	(56,906)

6. Cash and cash equivalents at beginning of year	560,960	617,866

7. Cash and cash equivalents at end of year	807,926	560,960

7. Unconsolidated Balance Sheets

	Fiscal 2008 (As of March 31, 2009)	Fiscal 2007 (As of March 31, 2008)
	(Millions of yen)
(Assets)
Current assets	1,881,472	1,655,690
Cash	98,314	76,825
Notes receivable	1,384	5,403
Accounts receivable	542,493	639,388
Marketable securities	226,502	40,348
Money held in trust	94	5,031
Finished goods	45,205	52,937
Semi-finished goods	37,459	36,990
Raw materials	34,660	37,443
Work in process	100,849	103,355
Advances paid	24,119	31,519
Short-term loan receivables	600,632	422,545
Deferred tax assets	171	67,041
Others	275,582	168,228
Allowance for doubtful receivables	(105,996)	(31,369)
Fixed assets	1,792,234	2,004,278
Tangible fixed assets	312,922	345,902
Buildings	115,373	125,847
Structures	12,770	12,120
Machinery	76,418	98,805
Vehicles	363	474
Tools and equipment	44,971	56,364
Land	42,768	44,586
Lease assets	3,685	—
Construction in progress	16,571	7,703
Intangible fixed assets	98,332	137,603
Patents	21,768	37,267
Software	65,933	93,525
Railway and public utility installation	536	541
Lease assets	12	—
Others	10,080	6,269
Investments and others	1,380,979	1,520,771
Affiliated companies’ common stock	1,082,158	1,197,579
Other securities of affiliated companies	1,182	823
Investments in affiliated companies	47,792	42,376
Investments in securities	106,212	172,637
Long-term loan receivables	87,196	14,232
Deferred tax assets	—	38,716
Others	56,461	54,470
Allowance for doubtful receivables	(23)	(64)

Total assets	3,673,706	3,659,968

	Fiscal 2008 (As of March 31, 2009)	Fiscal 2007 (As of March 31, 2008)
	(Millions of yen)
(Liabilities)
Current liabilities	2,250,149	1,910,360
Trade accounts payable	520,041	633,915
Short-term debt	214,757	65,279
Commercial paper	170,000	70,000
Current installments of debentures	100,000	5,000
Lease liabilities	648	—
Other accounts payable	37,723	28,432
Accrued expenses	196,334	221,853
Advances received from customers	113,434	134,072
Deposits received	883,486	736,223
Warranty reserve	11,292	14,366
Others	2,430	1,216
Noncurrent liabilities	759,031	752,540
Debentures	185,000	285,000
Long-term debt	318,146	275,533
Lease liabilities	3,181	—
Accrued pension liability	94,180	98,629
Reserve for loss on repurchasing computers	4,900	5,346
Reserve for retirement benefits for senior executives	3,794	4,578
Reserve for loss on guarantees	3,808	928
Reserve for loss on business of affiliated companies	70,069	22,265
Deferred tax liabilities	10,918	—
Others	65,032	60,259
Total liabilities	3,009,180	2,662,901
(Net assets)
Stockholders’ equity	654,346	969,151
Common stock	282,033	282,033
Capital surplus	283,800	284,028
Capital reserve	270,763	270,763
Others	13,037	13,265
Retained Earnings	116,134	430,663
Earned surplus reserve	70,438	70,438
Others	45,695	360,225
Reserve for software program development	—	5,296
Reserve for special depreciation	—	43
Retained earnings carried forward	45,695	354,885
Treasury stock	(27,621)	(27,573)
Valuation and translation adjustments	10,179	27,915
Unrealized holding gains on securities	10,787	27,560
Deferred profit or loss on hedges	(607)	355
Total net assets	664,526	997,066

Total liabilities and net assets	3,673,706	3,659,968

(Notes to Unconsolidated Balance Sheet)

1.	Collateralized assets

	(Millions of yen)
	Type of asset	Year-end book value		Description
	Affiliated companies’ common stock		61	Collaterals for borrowings by affiliated companies
	Investments in securities		8	Collaterals for borrowings by investees
	Long-term loan receivables		91	Collaterals for borrowings by affiliated companies and investees

	Total		161

2.	Accumulated depreciation of tangible fixed assets
	Buildings	JPY	214,384 million
	Structures	JPY	36,516 million
	Machinery	JPY	497,952 million
	Vehicles	JPY	1,728 million
	Tools and equipment	JPY	259,065 million
	Lease assets	JPY	309 million

3.	Guarantees

	(Millions of yen)
	Guarantee	Year-end balance		Description
	Hitachi East Asia Ltd.		6,905	Guarantee for a borrowing of USD70 million from Japan Bank for International Cooperation
	Kohki Railway Systems, Ltd.		1,900	Joint and several guarantee for East Japan Railway Company (“JR East”) pursuant to the “Agreement on License to Execute and Use Patents, etc.” between JR East and Kohki Railway Systems
	Other		176	Guarantee for borrowings from financial institutions, etc.

	Total		8,981

In addition to the foregoing, the Company has entered into an agreement with each of the following overseas affiliated companies on maintaining their finances in a sound condition, etc., mainly to enhance their credit in order to support their financing activities:

Hitachi America Capital, Ltd., Hitachi International (Holland) B.V., Hitachi Finance (UK) Plc, Hitachi International Treasury Ltd., Hitachi (China) Finance Co., Ltd. and Hitachi Power Europe GmbH

4.	Short-term receivables from affiliated companies	JPY	1,016,850 million
	Long-term receivables from affiliated companies	JPY	88,938 million
	Short-term payables to affiliated companies	JPY	1,285,993 million
	Long-term payables to affiliated companies	JPY	7,761 million

(Note to Per Share Information)

    Net assets per share            JPY199.90

8. Unconsolidated Statements of Operations

	Years ended March 31
	2009	2008
	(Millions of yen)
Revenues	2,610,055	2,807,269
Cost of sales	2,116,177	2,337,897

Gross profit on sales	493,878	469,371

Selling, general and administrative expenses	526,103	543,488

Operating income (loss)	(32,225)	(74,116)

Other income	292,172	87,501
Interest and dividends	281,502	79,659
Others	10,670	7,841
Other deductions	55,232	59,372
Interest	13,047	12,579
Others	42,185	46,792

Ordinary income (loss)	204,714	(45,987)

Extraordinary gain	5,730	84,154
Gain on sale of investments in securities	2,735	3,983
Gain on sale of affiliated companies’ common stock	1,743	64,472
Gain on sale of real property	1,252	5,457
Gain on contribution of securities to employee retirement benefit trust	—	10,240
Extraordinary loss	385,213	118,573
Extraordinary loss on restructuring charges	186,828	110,996
Impairment loss on affiliated companies’ common stock	185,232	—
Impairment loss on investments in securities	7,013	2,918
Loss on impairment of assets	6,138	4,659

Income (loss) before income taxes	(174,767)	(80,406)

Income taxes
Current	(8,784)	(21,642)
Deferred	128,601	69,099

Net income (loss)	(294,584)	(127,863)

(Notes to Unconsolidated Statement of Operations)

1.	The extraordinary loss on restructuring charges of JPY186,828 million includes expenses relating to the business structural reform that were incurred in the implementation of such measures as business reorganization, liquidation and consolidation of business sites, and re-examination of the workforce size, mainly for the structural conversion of the consumer business and the automotive systems business. The breakdown includes JPY126,700 million in loss on support and liquidation of affiliated companies, JPY44,325 million in loss on impairment of assets, JPY6,618 million in impairment loss on the common stock of and investments in affiliated companies, and JPY2,773 million in extraordinary retirement allowance.

2.	Loss on Impairment of Assets

(1)	Summary of assets and asset groups on which impairment loss was recognized

Classification	Description	Category	Location
Assets to be held and used	Automotive system production facilities	Buildings, machinery, land, software, etc.	Atsugi, Kanagawa; Date, Fukushima; Ayase, Kanagawa, etc.
	LSI production facilities	Buildings, machinery, etc.	Ome, Tokyo
	Patent relating to plasma display panel technology	Patents	—
	Software relating to the joint outsourcing service business targeting local financial institutions	Software	—
Dormant assets	—	Buildings, machinery, software, patents	Totsuka-ku, Yokohama; Hikone, Shiga, etc.

(2)	Reason to recognize loss on impairment of assets

The Company recognized the impairment loss since the amounts invested in the above assets are expected to be irrecoverable due to a decline in profitability in the case of assets to be held and used, and either a change in business plan or a re-examination of the holding situation in the case of dormant assets.

(3)	Amount of impairment loss

Buildings	JPY8,371 million
Machinery	JPY14,986 million
Software	JPY13,696 million
Patents	JPY7,890 million
Other	JPY5,520 million
Total	JPY50,464 million

JPY44,325 million was posted as an extraordinary loss on restructuring charges.

(4)	Method of grouping assets

Although the grouping of assets is principally based on business divisions or places of business, some assets and asset groups are grouped as a separate unit that generates a cash flow independently of other asset groups.

(5)	Calculation of recoverable amounts

For assets to be held and used and dormant assets, calculation is based on net sales price or value in use, whichever is higher, and a discount rate for calculation of value in use is 4.0 – 6.5%. For dormant assets other than those indicated above, the book value was reduced to the memorandum value, and the amount of reduction was posted as an impairment loss since there is no possibility of recovery.

3.	Sales to affiliated companies	JPY921,128 million
	Purchases from affiliated companies	JPY1,540,807 million
	Non-operating transactions with affiliated companies	JPY31,482 million

(Note to Per Share Information)

Net loss per share	JPY88.62

9. Unconsolidated Statement of Changes in Stockholders’ Equity etc. (April 1, 2008 to March 31, 2009)

(Millions of yen)
Stockholders’ equity
Common stock
Balance at end of previous year	282,033
Change during year

Total change during year	—

Balance at end of year	282,033
Capital surplus
Capital Reserve
Balance at end of previous year	270,763
Change during year

Total change during year	—

Balance at end of year	270,763
Others
Balance at end of previous year	13,265
Change during year
Disposition of treasury stock	(227)

Total change during year	(227)

Balance at end of year	13,037
Total capital surplus
Balance at end of previous year	284,028
Change during year
Disposition of treasury stock	(227)

Total change during year	(227)

Balance at end of year	283,800
Retained earnings
Earned surplus reserve
Balance at end of previous year	70,438
Change during year

Total change during year	—

Balance at end of year	70,438
Others
Reserve for software program development
Balance at end of previous year	5,296
Change during year
Reversal of reserve for software program development	(5,296)

Total change during year	(5,296)

Balance at end of year	—
Reserve for special depreciation
Balance at end of previous year	43
Change during year
Reversal of reserve for special depreciation	(43)

Total change during year	(43)

Balance at end of year	—
Retained earnings (losses) carried forward
Balance at end of previous year	354,885
Change during year
Reversal of reserve for software program development	5,296
Reversal of reserve for special depreciation	43
Distribution of surplus	(19,944)
Net loss	(294,584)

Total change during year	(309,189)

Balance at end of year	45,695

(Millions of yen)
Total retained earnings
Balance at end of previous year	430,663
Change during year
Distribution of surplus	(19,944)
Net loss	(294,584)

Total change during year	(314,529)

Balance at end of year	116,134
Treasury Stock
Balance at end of previous year	(27,573)
Change during year
Acquisition of treasury stock	(840)
Disposition of treasury stock	792

Total change during year	(47)

Balance at end of year	(27,621)
Total stockholders’ equity
Balance at end of previous year	969,151
Change during year
Distribution of surplus	(19,944)
Net loss	(294,584)
Acquisition of treasury stock	(840)
Disposition of treasury stock	564

Total change during year	(314,804)

Balance at end of year	654,346

Valuation and translation adjustments
Unrealized holding gains on securities
Balance at end of previous year	27,560
Change during year
(Net) Change in items other than stockholders’ equity during year	(16,772)

Total change during year	(16,772)

Balance at end of year	10,787
Deferred profit or loss on hedges
Balance at end of previous year	355
Change during year
(Net) Change in items other than stockholders’ equity during year	(962)

Total change during year	(962)

Balance at end of year	(607)
Total valuation and translation adjustments
Balance at end of previous year	27,915
Change during year
(Net) Change in items other than stockholders’ equity during year	(17,735)

Total change during year	(17,735)

Balance at end of year	10,179

Total net assets
Balance at end of previous year	997,066
Change during year
Distribution of surplus	(19,944)
Net loss	(294,584)
Acquisition of treasury stock	(840)
Disposition of treasury stock	564
(Net) Change in items other than stockholders’ equity during year	(17,735)

Total change during year	(332,540)

Balance at end of year	664,526

(Note to Unconsolidated Statement of Changes in Stockholders’ Equity etc.)

Matters related to Class and Number of Treasury Stock

	(Shares)
Class	Number of shares
	At end of previous year	Increase during year	Decrease during year	At end of year
Common stock	43,727,729	1,377,152	1,253,991	43,850,890

(Summary of Reason for Change)

The increase this fiscal year by 1,377,152 shares is due to purchases made from less-than-one unit shareholders at their request. The decrease this fiscal year by 1,253,991 shares is due to the sale of 1,207,991 shares to less-than-one unit shareholders at their request, and the disposition of 46,000 shares as a result of the exercise of stock acquisition rights.

10. Notes to Unconsolidated Financial Statements

(Notes on Important Accounting Policy)

1.	Inventories

Finished goods, semi-finished goods and work in process: Stated at cost. Cost is determined by the specific identification method or the moving average method. (The figures shown in the Balance Sheet have been calculated in accordance with the write-down approach based on decline in profitability.)

Raw materials: Stated at cost. Cost is determined by the moving average method. (The figures shown in the Balance Sheet have been calculated in accordance with the write-down approach based on decline in profitability.)

(Change in Accounting Policy)

The Company has adopted the “Accounting Standard for Measurement of Inventories” (ASBJ Standard No. 9; July 5, 2006) since fiscal 2008. This resulted in an increase in operating loss by JPY8,405 million. There was no impact on ordinary income and net income before income taxes.

2.	Securities and money held in trust

Affiliated companies’ common stock and investments in affiliated companies are stated at cost. Cost is determined by the moving average method.

Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in “Unrealized holding gains on securities.” The cost of other securities sold is computed based on the moving average method.

Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.

Money held in trust is stated at fair value.

3.	Derivatives

Derivatives are stated at fair value.

4.	Depreciation of tangible fixed assets (excluding lease assets)

Buildings: Straight-line method.

Other tangible fixed assets: Declining-balance method.

(Additional Information)

Since fiscal 2008, the Company has adopted useful lives under the post-amendment Corporation Tax Act with respect to machinery as a result of a review of useful lives conducted on the occasion of the amendment of said Act in fiscal 2008. This has resulted in an increase in depreciation by JPY3,213 million, an increase in operating loss by JPY2,815 million, a decrease in ordinary income by JPY2,815 million, and an increase in net loss before income taxes by JPY1,924 million.

5.	Depreciation of intangible fixed assets (excluding lease assets)

Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Other intangible fixed assets: Straight-line method.

6.	Depreciation of lease assets

Financial leases other than those that are deemed to transfer the ownership of the leased property to the lessee: Depreciation is calculated by the straight-line method with no residual value, using the lease term as useful life.

(Changes in accounting policy)

Since fiscal 2008, the Company has adopted the “Accounting Standard for Lease Transactions” (ASBJ Standard No. 13; March 30, 2007) and “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No. 16; amended March 30, 2007) with respect to lease assets relating to leases commencing on or after April 1, 2008. The impact of this change on operating loss, ordinary income and net loss before income taxes is minimal.

Of the financial leases other than those that are deemed to transfer the ownership of the leased property to the lessee, leases commencing on or before March 31, 2008 are accounted for based on accounting methods applied to ordinary lease transactions.

7.	Allowances

Allowance for doubtful receivables:

Estimated uncollectible amounts are accounted for based on loan loss ratios in the case of general receivables and based on case-by-case examination of collectibility in the case of specific receivables including doubtful receivables.

Warranty reserve:

In order to prepare for expenditures related to after-sales product services, estimated in-warranty service costs are accounted for based on past records.

Accrued pension liability:

Accrued pension liability is provided for employees’ retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets as of March 31, 2009. Unrecognized net assets at transition transferred on October 1, 2004, when the Company merged Hitachi Unisia Automotive, Ltd., are amortized by straight-line method over 15 years. Prior service cost is amortized by the straight-line method over the estimated average remaining service years of employees. Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from the next fiscal year.

Reserve for loss on repurchasing computers:

Projected loss on previously rented computers being returned is accounted for based on past records.

Reserve for retirement benefits for senior executives:

In order to provide for the payment of retirement benefits to senior executives, corporate officers, and the like, the Company accounted for the amount of payment required as of the end of this fiscal year according to the stipulations in the Company’s internal rules.

Decisions were made at the Compensation Committee meetings held on December 18, 2007 and March 26, 2008 to abolish the retirement allowance system and to pay the retirement allowance for the applicable period to senior executives, corporate officers, and the like at the time of their retirement, subject to resolutions of the Compensation Committee following decisions on their retirement.

Reserve for loss on guarantees:

In order to provide for losses relating to guarantees, an estimated loss is accounted for in view of the financial conditions and the like of the parties guaranteed.

Reserve for loss on business of affiliated companies:

In order to provide for losses relating to the business of affiliated companies, the amount the Company is expected to bear in excess of the amounts invested in, loaned to, and guarantees for such companies is accounted for.

8.	Consumption tax

Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.

9.	Hedge accounting

Deferral hedge accounting is employed.

(Notes on Accounting for Deferred Taxes)

The major cause of deferred tax liabilities was unrealized holding gains on securities.

(Notes on Leased Fixed Assets)

In addition to the capitalized fixed assets, as significant equipment, the Company utilizes some application software and power generation equipment under lease arrangements.

(Notes on Transactions with Related Parties)

(Millions of yen)

Attribute	Name of company etc.	% of voting rights held	Relationship with the related parties	Description of transaction	Transaction amount	Classification	Year-end balance
Subsidiary	Hitachi Power Europe GmbH	Direct: 60.0% Indirect: 40.0%	Sale of the Company’s products	Loan (Note 1)	38,952	Long-term loan receivables	38,952

Subsidiary	Hitachi Asset Funding Corporation	Direct: 51.7% Indirect: 48.3%	Loans based on the pooling system	Loan (Note 2)	39,543	Short-term loan receivables	237,760
				Interest received (Note 2)	1,586

Subsidiary	Hitachi Plasma Display Limited	Direct: 100.0%	Purchase of Hitachi Plasma Display products	Loan (Note 2)	63,883	Short-term loan receivables	89,139
				Interest received (Note 2)	509

Subsidiary	Hitachi Displays, Ltd.	Direct: 50.2%	Sale of the Company’s products	Loan (Note 2)	7,531	Short-term loan receivables	87,717
				Interest received (Note 2)	716

Subsidiary	Hitachi Capital Corporation	Direct: 57.5% Indirect: 3.1%	Leasing equipment and devices to the Company, leasing and sale on credit of the Company’s products	Deposit received (Note 2)	151,911	Deposit	227,007
				Interest paid (Note 2)	1,087

Subsidiary	Hitachi-GE Nuclear Energy, Ltd.	Direct: 80.0%	Sale of the Company’s products	Deposit received (Note 2)	18,443	Deposit	86,893
				Interest paid (Note 2)	419

Subsidiary	Hitachi High- Technologies Corporation	Direct: 51.5% Indirect: 0.2%	Sale of the Company’s products	Deposit received (Note 2)	21,067	Deposit	67,280
				Interest paid (Note 2)	256

Subsidiary	Hitachi Building Systems Co., Ltd.	Direct: 100.0%	Sale of the Company’s products	Deposit received (Note 2)	(36,361)	Deposit	58,425
				Interest paid (Note 2)	616

Subsidiary	Hitachi Kasei Business Service Co., Ltd.	Indirect: 100.0%	Sale of the Company’s products	Deposit received (Note 2)	2,348	Deposit	41,800
				Interest paid (Note 2)	215

Subsidiary	Hitachi Maxell, Ltd.	Direct: 53.3% Indirect: 0.3%	Purchase of Hitachi Maxell products	Deposit received (Note 2)	8,380	Deposit	38,779
				Interest paid (Note 2)	245

Subsidiary	Hitachi Kokusai Electric Inc.	Direct: 51.9% Indirect: 0.6%	Purchase of Hitachi Kokusai Electric products	Deposit received (Note 2)	(25,863)	Deposit	12
				Interest paid (Note 2)	263

The Company’s Directors, Executive Officers or employees concurrently hold position of directors or officers at above companies, with the exception Hitachi Kasei Business Service Co., Ltd.

Terms of Transactions, Policy on Determining Terms of Transactions, etc.

Notes:	1.	This is a subordinated loan granted for repayment of the principal and payment of interests by December 18, 2013. The interest rate was determined with due consideration to market interest rates.
	2.	These are loans or deposits made based on the pooling system wherein the funds of affiliated companies are concentrated at the Company to be loaned to affiliated companies who have financing needs. The interest rates on loans and deposits are determined with due consideration to market interest rates. The transaction amounts indicate the increase or decrease from the balance at the end of the previous fiscal year.

11. Transcript of Accounting Auditors’ Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 11, 2009

To	Mr. Takashi Kawamura, Chairman, President and Chief Executive Officer

Hitachi, Ltd.

Ernst & Young ShinNihon LLC

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Hitoshi Matsuoka

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Satoshi Fukui

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Takashi Ouchida

We have audited the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of stockholders’ equity, and the notes to the consolidated financial statements of Hitachi, Ltd. for the business year ended March 31, 2009 for the purpose of reporting under Article 444, Paragraph 4 of the Companies Act. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinion thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the consolidated financial statements or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinion. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion, the consolidated financial statements referred to above presented fairly, in every significant aspect, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period of the consolidated financial statements in accordance with the accounting principles generally accepted in the United States, pursuant to the provision of Article 120, Paragraph 1 of the Regulations of Companies’ Financial Statements (See Item 1 of the “Notes concerning Important Matters for Basis of Presentation of Consolidated Financial Statements” in the “Notes to Consolidated Financial Statements”).

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Act.

12. Transcript of Audit Committee’s Audit Report on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Audit Committee of the Company, audited the consolidated financial statements of the Company (the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of stockholders’ equity, and the notes to consolidated financial statements) during the 140th business term (from April 1, 2008 to March 31, 2009). We hereby report as follows on the method and result thereof:

1. Method of Audit

We received reports from the Executive Officers and others in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee, on the consolidated financial statements, and requested explanations as necessary. Further, we monitored and examined whether the Accounting Auditors maintained their independence and performed their auditing duties adequately, as well as received reports from the Accounting Auditors on the performance status of their duties, and requested explanations as necessary. We also received a notice from the Accounting Auditors to the effect that “structures for ensuring that duties are appropriately performed” (matters stipulated in each item under Article 131 of the Regulations of Companies’ Financial Statements) were being developed pursuant to the “Quality Management Standards for Auditing” (Business Accounting Council, October 28, 2005) and requested explanations as necessary.

We examined the consolidated financial statements for this business term in accordance with the foregoing method.

2. Result of Audit

We are of the opinion that the method and result of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon LLC, are appropriate.

May 12, 2009

Audit Committee, Hitachi, Ltd.
Tadamichi Sakiyama (Standing)
Michiharu Nakamura (Standing)
Yoshie Ota
Akihiko Nomiyama
Kenji Miyahara

Note:	Ms. Yoshie Ota, Mr. Akihiko Nomiyama and Mr. Kenji Miyahara are outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

13. Transcript of Accounting Auditors’ Audit Report on Unconsolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 11, 2009

To	Mr. Takashi Kawamura, Chairman, President and Chief Executive Officer

Hitachi, Ltd.

Ernst & Young ShinNihon LLC
Limited Liability Shitei Shain
Gyomu Shikko Shain CPA Hitoshi Matsuoka
Limited Liability Shitei Shain
Gyomu Shikko Shain CPA Satoshi Fukui
Limited Liability Shitei Shain
Gyomu Shikko Shain CPA Takashi Ouchida

We have audited the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in stockholders’ equity etc., the notes to the unconsolidated financial statements, and their supporting schedules of Hitachi, Ltd. for the 140th business year ended March 31, 2009 pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act. Management of the Company is responsible for preparing such unconsolidated financial statements and their supporting schedules and our responsibility is to express our opinions thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the unconsolidated financial statements and their supporting schedules or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the unconsolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall unconsolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinions.

In our opinion, the unconsolidated financial statements and their supporting schedules referred to above presented fairly, in every significant aspect, the financial position and the results of operations of the Company for the period of the unconsolidated financial statements and their supporting schedules based on the accounting standards generally accepted in Japan.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Act.

14. Transcript of Audit Committee’s Audit Report on Unconsolidated Financial Statements

AUDIT REPORT

We, the Audit Committee of the Company, audited the performance by Directors and Executive Officers of their duties during the 140th business term (from April 1, 2008 to March 31, 2009). We hereby report as follows on the method and results thereof:

1.	Method of Audit

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 416, Paragraph 1, Item 1 (ro) and (ho) of the Companies Act and the status of the systems (internal control systems) established thereunder, and in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee and in collaboration with the relevant departments, attended important meetings, received reports or heard from the Directors, Executive Officers, etc. on matters concerning the execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company. We examined the contents of the fundamental policy on the conduct of persons influencing decision on the Company’s financial and business policies set forth in the business report giving due consideration to such things as the circumstances of deliberations by the Board of Directors and others. As regards subsidiaries, we sought to communicate and exchange information with the Directors, Executive Officers, Auditors, and others of the subsidiaries, and received reports on their business operations as necessary.

Further, we monitored and examined whether the Accounting Auditors maintained their independence and performed their auditing duties adequately, as well as received reports from the Accounting Auditors on the performance status of their duties and requested explanations as necessary. We also received a notice from the Accounting Auditors to the effect that “structures for ensuring that duties are appropriately performed” (matters stipulated in each item under Article 131 of the Regulations of Companies’ Financial Statements) were being developed pursuant to the “Quality Management Standards for Auditing” (Business Accounting Council, October 28, 2005) and requested explanations as necessary.

We examined the business reports, the unconsolidated financial statements (the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in stockholders’ equity etc., and the notes to unconsolidated financial statements), and their supporting schedules for this business term in accordance with the foregoing method.

2.	Results of Audit

(1) Results of Audit on Business Report etc.

We are of the opinion:

1)	that the business report and its supporting schedules fairly present the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

2)	that, in connection with the performance by Directors and Executive Officers of their duties, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists;

3)	that the contents of the resolution by the Board of Directors concerning internal control systems are appropriate. Further, there is nothing to note with respect to the performance by Directors and Executive Officers of their duties related to said internal control systems;

4)	that the fundamental policy on the conduct of persons influencing decision on the Company’s financial and business policies set forth in the business report are appropriate.

(2) Results of Audit on Unconsolidated Financial Statements and Their Supporting Schedules

We are of the opinion that the method and results of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon LLC are appropriate.

May 12, 2009

Audit Committee, Hitachi, Ltd.
Tadamichi Sakiyama (Standing)
Michiharu Nakumura (Standing)
Yoshie Ota
Akihiko Nomiyama
Kenji Miyahara

Note:	Ms. Yoshie Ota, Mr. Akihiko Nomiyama and Mr. Kenji Miyahara are outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

(Supplementary Information on Consolidated Basis)

Percentage to Total Revenues by Industry Segment

Year ended March 31, 2009
Revenues
Information & Telecommunication Systems	23%
Electronic Devices	10
Power & Industrial Systems	29
Digital Media & Consumer Products	11
High Functional Materials & Components	14
Logistics, Services & Others	9
Financial Services	4

Total	100%

Note:	The calculation of the percentage to total revenues by industry segment is on the basis including intersegment transactions and excluding corporate items and eliminations.

Revenues by Market

	Years ended March 31
	2008(A)	2009(B)		(B) / (A)
	(Billions of yen)		Percentage to total
Domestic revenues	6,484.4	5,861.4	59%	90%
Overseas revenues
Asia	2,167.1	1,911.2	19	88
North America	1,023.7	899.5	9	88
Europe	1,073.8	904.4	9	84
Other Areas	477.4	423.6	4	89
Subtotal	4,742.2	4,138.9	41	87

Total	11,226.7	10,000.3	100	89

Five-Year Summary

	Years ended March 31
	2005	2006	2007	2008	2009
	(Billions of yen)
Overseas revenues	3,277.4	3,639.6	4,154.2	4,742.2	4,138.9
Percentage to total revenues	36%	38%	41%	42%	41%
Capital investment	959.5	954.7	1,048.5	969.0	788.4
R&D expenditure	388.6	405.0	412.5	428.1	416.5

Hitachi Announces Executive Changes

Tokyo, June 23, 2009 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on July 1, 2009.

1. Executive Changes [Effective July 1, 2009]

(1) Reappointment

Makoto Ebata

New Position: Vice President and Executive Officer, in charge of Procurement

Current Position: Deputy Chairman of Hitachi Europe Ltd.

(2) Change of Position

Taiji Hasegawa

New Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Procurement and Motor Power Systems, General Manager of Battery Systems Division

Current Position: Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Procurement, General Manager of Battery Systems Division

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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1. Executive Officers [Effective July 1, 2009]

[(a) Reappointment]

Takashi Kawamura	Representative Executive Officer, Chairman, President and Chief Executive Officer, General Manager of Supervisory Office for Management Reforms

Kazuhiro Mori

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Sales, Global Group Management and Business Incubation, General Manager of Supervisory Office for Sales and Promotion and Corporate Export Regulation Division

Hiroaki Nakanishi

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Power Systems Business, Industrial Systems Business, Automotive Systems Business and Production Technology, General Manager of Supervisory Office for Overseas Plant Construction Business, Supervisory Office for MONOZUKURI, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division, Chairman of the Board of Hitachi Global Storage Technologies, Inc.

Takashi Hatchoji

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Corporate Planning & Development, Environmental Strategy, Human Capital, Legal & Corporate Communications, Brand Management and Management Audit, General Manager of Supervisory Office for Business Infrastructure and Supervisory Office for Product Environmental Information, Hitachi Group Chief Environmental Strategy Officer

Takashi Miyoshi

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Management Reforms, Finance, Pension, Group Management, Business Development and Consumer Business, Deputy General Manager of Supervisory Office for Management Reforms and Chief Hitachi Group Headquarters

Naoya Takahashi

Representative Executive Officer,

Executive Vice President and Executive Officer,

in charge of Information Business, Research & Development and Information Systems, General Manager of Supervisory Office for Business Coordination, Hitachi Group Chief Technology Officer, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

Junzo Nakajima	Senior Vice President and Executive Officer, President & Chief Executive Officer of Information & Telecommunication Systems Group

Koichiro Nishikawa	Senior Vice President and Executive Officer, in charge of Business Development

Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Pension and Group Management

Taiji Hasegawa	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Procurement and Motor Power Systems, General Manager of Battery Systems Division

Shozo Saito	Senior Vice President and Executive Officer, in charge of Environmental Strategy, Quality Assurance, Production Technology and Power Technology, General Manager of Investment Planning Office

Tadahiko Ishigaki	Senior Vice President and Executive Officer, Chief Executive for the Americas

Stephen Gomersall	Senior Vice President and Executive Officer, Chief Executive for Europe

Koji Tanaka	Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group, General Manager of Renewable Energy & Smart Grid Division

Akira Maru	Vice President and Executive Officer, Chief Executive Officer of Nuclear Systems, Power Systems Group and General Manager of Nuclear System Division

Hitoshi Isa	Vice President and Executive Officer, Chief Executive Officer of Thermal Power Systems, Power Systems Group

Gaku Suzuki	Vice President and Executive Officer, President & Chief Executive Officer of Industrial Systems Group, Deputy General Manager of Supervisory Office for Transportation Systems

Hideaki Takahashi	Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group and General Manager of Motor Power Systems Division

Shinjiro Iwata	Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Group

Kaichiro Sakuma	Vice President and Executive Officer, Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Group

Masahiro Kitano	Vice President and Executive Officer, Chief Executive Officer of Platform Business, Information & Telecommunication Systems Group

Koushi Nagano	Vice President and Executive Officer, General Manager of Corporate Marketing Group and Customer Satisfaction Promotion Center

Masao Hisada	Vice President and Executive Officer, in charge of Export Regulation, Deputy General Manager of Corporate Marketing Group, General Manager of Global Business Division

Takao Koyama	Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Kansai Area Operation

Shigeru Azuhata	Vice President and Executive Officer, General Manager of Research & Development Group, Environmental Strategy Office and Medical Systems Business Division

Kenji Ohno	Vice President and Executive Officer, in charge of Human Capital, General Manager of Head Office Business Support Division

Toshiaki Kuzuoka

Vice President and Executive Officer,

in charge of Legal & Corporate Communications, Corporate Brand Management and Management Audit,

General Manager of Legal Division, Compliance Division and Centennial Project Division

(a) Makoto Ebata	Vice President and Executive Officer, in charge of Procurement

Nobuyuki Ohno	Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

Osamu Ohno	Vice President and Executive Officer, General Manager of Information Technology Division, Chief Innovation Officer of Power Systems Group

2. Biography of New Executive Officers

Makoto Ebata

1. Date of Birth	January 23, 1947

2. Education

March, 1970	Graduated from Department of Law, Waseda University

3. Business Experience

April, 2008	Deputy Chairman of Hitachi Europe Ltd.

April, 2007	Vice President and Executive Officer, President & Chief Executive Officer of Consumer Business Group

January, 2007	Vice President and Executive Officer, General Manager of Consumer Business Group and President & Chief Executive Officer of Ubiquitous Platform Systems

October, 2005	Vice President and Executive Officer, Vice General Manager of Consumer Business Group and President & Chief Executive Officer of Ubiquitous Platform Systems

April, 2004	Vice President and Executive Officer, General Manager of Hitachi Group - Corporate Strategy, Hitachi Group Headquarters

June, 2003	Executive Officer, General Manager of Group Management Office, Corporate Strategy

April, 2003	General Manager of Group Management Office, Corporate Strategy

February, 2002	General Manager of Group Management Office

August, 2000	General Manager of Procurement Division

April, 1970	Joined Hitachi, Ltd.

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